PTSI
Quality Transportation



# Notice of Annual Meeting
# Proxy Statement
# 2007 Annual Report

*P.A.M. Transportation Services, Inc. is a transportation holding company organized in June 1986 and conducts its operations through its wholly-owned subsidiaries, P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., T.T.X., Inc., Allen Freight Services, Inc., Decker Transport Co. Inc., East Coast Transport and Logistics, LLC., Transcend Logistics, Inc. and McNeill Express, Inc. The Company is headquartered and maintains its corporate and administrative offices in Tontitown, Arkansas.*

## TO OUR STOCKHOLDERS:

The economic environment that we were faced with during 2007 presented ever increasing challenges as the year progressed. Predominant among these challenges were the rapid escalation of fuel prices from an average of $2.580 per gallon the first week of January 2007 to an average of $3.345 per gallon the last week of December 2007, and the sustained erosion of freight demand in an economy that continued to slow coupled with over-capacity issues within the trucking industry. The combined result of these and other pressures resulted in a year-to-year decline in net income of 85%.

The size of the PTSI fleet peaked during the second quarter of 2007 at 2,112 tractors. Throughout the remainder of the year the fleet size was trimmed to address capacity requirements as the freight market continued to evolve. The average fleet size finished the year at 2,052 tractors, and the possibility exists that additional reductions in fleet size will be required in 2008, depending on industry demand and lane profitably.

In the past a large percentage of our revenue has been derived from the automotive industry, which has historically been a specialized segment less sought after by carriers due to the complexity and stringent customer demands. However, as industry wide freight volumes decreased, we encountered a higher number of carriers willing to compete in the automotive segment, resulting in rate deterioration from early 2007 levels. As a result, we have reduced the percentage of automotive business from approximately 52% for 2006 to 46% for the fourth quarter 2007. Reductions in the automotive sector have continued in 2008.

Diesel fuel prices continue to escalate at a record pace, to record levels, while the majority of fuel surcharge agreements are based on an average that looks back over some period of time, which creates a lag between fuel price increases and recovery through fuel surcharges. This lag time in fuel surcharge recovery, combined with the less fuel efficient low emission engines mandated by the Environmental Protection Agency and the rollover of fuel from low sulfur to ultra low sulfur diesel have made our fuel management program more important than ever before. Among other measures to combat fuel prices, we have reduced the maximum speed of our trucks from 67 to 65 miles per hour. In addition, since 2005 PTSI has partnered with an organization known as the SmartWay Transport Partnership that promotes increased fuel efficiency and reducing engine emissions through various initiatives. In 2007, PTSI was awarded the Smartway Transport Partners Excellence Award for its success and leadership in this area.

As a representation of our confidence in PTSI the Company has completed the repurchase of all 600,000 shares of our common stock in accordance with our most recently authorized stock repurchase plan. The current economic environment facing our industry presents hard challenges ahead. We have made hard decisions and changes to meet these challenges, and while more are needed, and forthcoming our solid financial position, excellent reputation with our customers, peers, and employees and our desire and ability to handle adversity as it comes, will make us even stronger in the long term. We have the confidence and ability to persevere. When a stronger shipping demand returns, we will be well positioned for our continued success.

Thank you for your investment and support of PTSI.

Sincerely,

Robert W. Weaver

Robert W. Weaver
President & Chief Executive Officer
P.A.M. Transportation Services, Inc.

## P.A.M. Transportation Services, Inc.

### Table Of Contents



* To be voted on at the meeting

**P.A.M. Transportation Services, Inc.**
**297 West Henri DeTonti Boulevard**
**Tontitown, Arkansas 72770**


# Notice of Annual Meeting of Stockholders To Be Held on May 29, 2008

To our Stockholders:

The 2008 annual meeting of stockholders of P.A.M. Transportation Services, Inc., a Delaware corporation, will be held at the Embassy Suites Dallas-DFW International Airport North, 2401 Bass Pro Drive, Grapevine, Texas 76051, on Thursday, May 29, 2008, at 9:00 a.m., local time. The meeting is being held for the purpose of considering and voting on the following matters:

1. Electing nine directors to serve until the next annual meeting of stockholders and until their successors have been elected and qualified.

2. Such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

All stockholders of record as of the close of business on April 7, 2008 will be entitled to notice of and to vote at the meeting or any adjournment or postponement of the meeting.

By Order of the Board of Directors

ROBERT W. WEAVER
*President and Chief Executive Officer*

April 29, 2008

**Your Vote Is Important**

**Whether or not you plan to attend the meeting in person, you are urged to promptly submit your proxy so that your shares may be voted in accordance with your wishes and the presence of a quorum may be assured. Your prompt action will help us reduce the expense of proxy solicitation.**

## P.A.M. Transportation Services, Inc.

# Proxy Statement

## For the Annual Meeting of Stockholders To Be Held on May 29, 2008

### Table Of Contents



* To be voted on at the meeting

## P.A.M. Transportation Services, Inc.

---

### Annual Meeting of Stockholders
### May 29, 2008

## Proxy Statement

This proxy statement and form of proxy are furnished in connection with the solicitation of proxies on behalf of our Board of Directors for use at our annual meeting of stockholders to be held at the Embassy Suites Dallas-DFW International Airport North, 2401 Bass Pro Drive, Grapevine, Texas 76051, on Thursday, May 29, 2008, at 9:00 a.m., local time, and at any or all adjournments or postponements of the meeting. The address of our principal executive offices is 297 West Henri DeTonti Boulevard, Tontitown, Arkansas 72770 and our telephone number is (479) 361-9111. This proxy statement and form of proxy are being mailed to stockholders on or about April 29, 2008.

## Information About the Annual Meeting and Voting

**What is the purpose of the annual meeting?**

At our annual meeting, stockholders will act upon the matters outlined in the accompanying notice of the meeting, including the election of directors, and consideration of such other business as may properly come before the meeting.

**Who is entitled to vote?**

Only stockholders of record at the close of business on the record date, April 7, 2008, are entitled to receive notice of the annual meeting and to vote their shares at the meeting. Holders of our common stock are entitled to one vote per share.

**What is the difference between a "stockholder of record" and a "street name" holder?**

These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a "stockholder of record." If your shares are held in the name of a broker, bank, trust or other nominee as a custodian, you are a "street name" holder.

**Who can attend the meeting?**

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting.

**What is a proxy?**

A proxy is your legal designation of another person, the "proxy," to vote on your behalf. By completing and returning the enclosed proxy card, you are giving the persons appointed as proxies by our Board of Directors the authority to vote your shares as indicated on the proxy card.

**What constitutes a quorum?**

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote on the record date will constitute a quorum, permitting business to be conducted at the meeting. As of the record date, 9,709,607 shares of our common stock were outstanding and entitled to vote. Proxies that are received and marked as withholding authority, abstentions, and broker non-votes (where a bank, broker or nominee does not exercise discretionary authority to vote on a matter) will be included in the calculation of the number of shares considered to be represented at the meeting.

**How do I vote?**

You may vote by mail or follow the alternative voting procedures described on the accompanying proxy card. If you complete, sign and return the proxy card, it will be voted as you direct. If no choice is specified on a signed proxy card, the persons named as proxies will vote (1) in favor of the election of all of the nominees for director and (2) in the discretion of the persons named as proxies as to all other matters that may be properly presented at the annual meeting.

If the shares you own are held in street name, your broker, bank or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. Your broker, bank or other nominee is required to send you directions on how to vote those shares. If you do not give instructions to your broker, bank or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of non-discretionary items, the shares that do not receive voting instructions will be treated as "broker non-votes."

If, as of the record date, you are a stockholder of record and you attend the meeting, you may vote in person at the meeting.

**Can I change my proxy after I return my proxy card?**

Yes. Any proxy may be revoked by a stockholder at any time before it is exercised at the annual meeting by delivering to our Secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

**What is the vote required to elect directors?**

The affirmative vote of the holders of shares of our common stock representing a plurality of the shares of our common stock voting on the matter is required for the election of directors. Votes withheld and broker non-votes are not counted toward a nominee's total.

**Are there other matters to be voted on at the meeting?**

As of the date of this proxy statement, our Board of Directors does not know of any matters which may come before the meeting, other than the election of directors described in this proxy statement. Should any other matter requiring a vote of the shareholders arise and be properly presented at the annual meeting, the proxy included with this proxy statement confers upon the persons named in the proxy and designated to vote the shares, discretionary authority to vote or otherwise act with respect to any such matter in accordance with their best judgment.

**Who pays for this proxy solicitation?**

All costs of soliciting proxies will be paid by us. Our directors, officers, and other employees may, without compensation other than their regular compensation, solicit proxies by further mailing or personal conversation, or by telephone, facsimile or electronic means. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding soliciting material to the beneficial owners of our common stock.

**Our Board of Directors encourages stockholders to attend the annual meeting. Whether or not you plan to attend, you are urged to promptly submit your proxy.**

## Election Of Directors

Our Board of Directors currently consists of nine directors. Members of our Board are elected annually to serve until the next annual meeting of stockholders or until their successors are elected and qualified. Our Board of Directors has nominated for re-election each of the nine current members of our Board. Information about these individuals, who have been nominated for re-election to the Board, is set forth below.

*Frederick P. Calderone,* age 57, has served as a Vice President of CenTra, Inc. for the past 18 years. CenTra is a transportation holding company headquartered in Warren, Michigan. Prior to joining CenTra, Mr. Calderone was a partner with Deloitte, Haskins, & Sells, Certified Public Accountants (now Deloitte & Touche LLP). Mr. Calderone is a certified public accountant and an attorney. Mr. Calderone has served as a director of PTSI since May 1998.

*Frank L. Conner,* age 58, has served as Executive Vice President, Finance and Accounting and Chief Financial Officer of FedEx Freight East (formerly American Freightways, Inc.) since February 2001. Mr. Conner previously served as a Director of American Freightways from 1989 to February 2001 and held various positions with American Freightways, including serving as Executive Vice President-Finance and Accounting and Chief Financial Officer from November 1995 to February 2001. Mr. Conner previously served thirteen years with McKesson Service Merchandise in various positions including General Manager and Chief Financial Officer. Mr. Conner served seven years in public accounting with Peat, Marwick & Mitchell prior to joining McKesson. Mr. Conner has served as a director of PTSI since July 2002. Mr. Conner has also served as a member of the Board of Directors of First Federal Bancshares of Arkansas, Inc. since September 2003.

*W. Scott Davis,* age 45, is a private investor and business consultant. He is the President and sole owner of WS Davis, Inc., the company through which he performs his consulting work. Mr. Davis has many years of experience in investment banking. From 1987 to 2006, Mr. Davis worked for Stephens Inc., an investment banking firm, including serving as an Executive Vice President of Stephens Inc. from 2002 to 2006. Mr. Davis has served as a director of PTSI since August 2007.

*Christopher L. Ellis,* age 63, retired in 2004 after serving as Senior Vice President and Chief Financial Officer of USF Corporation for 14 years. USF Corporation provided supply chain management services, including less than truckload trucking, logistics, freight forwarding, and truckload trucking. Prior to that he served for six years as Vice President and Chief Financial Officer of TNT North America, which included the business of USF Corporation before it was spun off from TNT North America. Mr. Ellis holds an MBA from The Wharton School of Business at the University of Pennsylvania. Mr. Ellis has served as a director of PTSI since May 2006.

*Manuel J. Moroun,* age 80, is the President and Chief Executive Officer of CenTra, Inc., a transportation holding company headquartered in Warren, Michigan. Mr. Moroun has been a principal stockholder and officer of CenTra and its predecessor companies since 1954, and its Chief Executive Officer since 1970. CenTra is one of the largest privately held transportation holding companies in the United States. Mr. Moroun has served as a director of PTSI since May 2002. Mr. Moroun is the father of Matthew T. Moroun, a director of PTSI who has been nominated for re-election at the annual meeting. Mr. Moroun has also served as a member of the Board of Directors of Universal Truckload Services, Inc. since November 2004.

*Matthew T. Moroun,* age 35, has served as Vice Chairman and as a director of CenTra, Inc., a transportation holding company based in Warren, Michigan, since 1993. Since 1996, Mr. Moroun has served as Chairman of insurance holding company, Oakland Financial Corporation, and its subsidiaries, which are based in Sterling Heights, Michigan. Since 1995, Mr. Moroun has served as Chairman of the Board of Durarock Reinsurance, Ltd., a reinsurance company. Mr. Moroun has served as a director of PTSI since May 1992. Mr. Moroun is the son of Manuel J. Moroun, a director of PTSI who has been nominated for re-election at the annual meeting. Mr. Moroun has also served as a member of the Board of Directors of Universal Truckload Services, Inc. since November 2004.

*Daniel C. Sullivan,* age 67, has been a practicing attorney, specializing in transportation law for more than 40 years. Mr. Sullivan has been a principal with the firm of Sullivan, Hincks & Conway, or its predecessor, presently located in Oak Brook, Illinois, since 1972. Mr. Sullivan has served as a director of PTSI since June 1986. Mr. Sullivan has also served as a member of the Board of Directors of Universal Truckload Services, Inc. since November 2004.

*Robert W. Weaver,* age 58, is one of our co-founders. He has over 25 years of experience with our company and has served as our President and Chief Executive Officer since 1990. Mr. Weaver has served as a director of PTSI since 1990.

*Charles F. Wilkins,* age 69, retired in January 1995 after 34 years of employment with Ford Motor Company, and from January 1995 to January 2005 was self-employed as a logistics consultant. He served in various positions with Ford Motor Company in transportation management, including three years of service as Traffic Manager in Europe. Mr. Wilkins retired from the position of Director, Transportation and Traffic Office, in which he had served since 1990. Mr. Wilkins has been a member of the National Motor Carrier Advisory Committee of the Federal Highway Administration and was previously active in the National Industrial Transportation League as Chairman of the Audit Committee and Third Vice Chairman. Mr. Wilkins has served as a director of PTSI since June 1995.

Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for the re-election of the nine director nominees. All of the nominees have indicated their willingness to continue to serve. If any nominee should become unwilling or unavailable to serve, our Board of Directors may select a substitute nominee, and in that event the proxies intend to vote all proxies for the person selected. If a substitute nominee is not selected, the proxies intend to vote for the election of the remaining nominees. Our Board of Directors has no reason to believe that any of the nominees will become unavailable.

**Your Board of Directors recommends that you vote "FOR" the election of the nominees named above.**

## Corporate Governance

### Director Independence

Applicable NASDAQ rules require that a majority of our Board of Directors be independent. In March of 2008, our Board of Directors reviewed the independence of our directors and determined that five of our directors, Messrs. Conner, Davis, Ellis, Sullivan and Wilkins, are independent as defined by applicable NASDAQ rules. In making this determination, our Board of Directors has concluded that none of the independent directors has a relationship that in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

### Board Meetings

During 2007, our Board of Directors held five meetings. During 2007, each director attended at least 75% of the total number of meetings of our Board and its committees on which he then served.

### Board Committees

Our Board of Directors has, and appoints members to, three standing committees: the Audit Committee, the Compensation and Stock Option Committee, and the Executive Committee. The membership of these committees, as of April 15, 2008, was as follows:

| Audit Committee | Compensation and Stock Option Committee | Executive Committee |
|---|---|---|
| Frank L. Conner | W. Scott Davis* | Matthew T. Moroun |
| Christopher L. Ellis* | Daniel C. Sullivan | Robert W. Weaver |
| Charles F. Wilkins | Charles F. Wilkins | |

* Committee chairman

Each of the members of the Audit Committee and the Compensation and Stock Option Committee is an independent director as defined by applicable NASDAQ rules. Each of these two committees has a charter that has been approved by our Board of Directors and is available on our website, www.pamt.com.

**Audit Committee.** The Audit Committee has three members and met five times in 2007. The Audit Committee assists our Board of Directors in overseeing our accounting and financial reporting process, internal controls and audit functions, and is directly responsible for the appointment, retention and compensation of our registered public accounting firm. Our Board of Directors has determined that Mr. Conner and Mr. Ellis, who are members of the Audit Committee, are each qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission ("SEC"). Mr. Conner and Mr. Ellis are independent, as independence for audit committee members is defined in the NASDAQ listing standards and the rules of the SEC. More information about the Audit Committee is included below under the heading "Audit Committee Report."

**Compensation and Stock Option Committee.** The Compensation and Stock Option Committee has three members and met three times in 2007. The Compensation and Stock Option Committee assists our Board of Directors in carrying out its responsibilities relating to compensation and benefits for our executive officers. The Compensation and Stock Option Committee's responsibilities and authority include:

- reviewing trends in management compensation and the competitiveness of our executive compensation programs;
- overseeing development of new compensation plans, and approving or recommending for determination by our Board of Directors revisions of existing plans;
- evaluating the performance of our Chief Executive Officer;
- determining, or recommending for determination by our Board of Directors, the salaries, bonus and other compensation for our Chief Executive Officer and each of our other executive officers;
- reviewing and making recommendations concerning long-term incentive compensation plans, including stock option and other equity-based plans;
- to the extent eligible to do so, acting as the committee of our Board of Directors that administers equity-based plans, incentive compensation plans and employee benefit plans; and
- reviewing and approving, or recommending to our Board of Directors for approval, compensation packages for new officers and severance arrangements for officers.

If a member of a committee of our Board of Directors is absent from a meeting, our bylaws give Board committees authority to unanimously appoint another member of our Board of Directors to act at the meeting in place of the absent committee member. While the Compensation and Stock Option Committee could use this authority, it has no plans to do so. The Compensation and Stock Option Committee has the authority to retain compensation consultants but does not currently use compensation consultants. Compensation for directors is determined by our Board of Directors.

**Executive Committee.** The Executive Committee exercises the authority of our Board of Directors in accordance with our bylaws between regular meetings of our Board. The Executive Committee did not meet during 2007.

**Director Nominating Process.** Our Board of Directors does not have a nominating committee that nominates candidates for election to our Board of Directors. That function is performed by our Board of Directors. Each member of our Board participates in the consideration of director nominees. Our Board of Directors believes that it can adequately fulfill the functions of a nominating committee without having to appoint an additional committee to perform that function. Our Board of Directors believes that not having a separate nominating committee saves the administrative expense that would be incurred in maintaining such a committee, and saves time for directors who would serve on a nominating committee if it were established. As there is no nominating committee, we do not have a nominating committee charter.

At least a majority of our independent directors participate in the initial consideration of director nominees. These directors are independent, as independence for nominating committee members is defined in the NASDAQ listing standards. After these independent directors discuss and evaluate potential nominees, they recommend director nominees to the full Board of Directors for selection.

Our Board of Directors will consider as potential nominees persons recommended by stockholders. Recommendations should be submitted to our Board of Directors in care of our Secretary, Larry J. Goddard, at our principal executive office, 297 West Henri DeTonti Boulevard, Tontitown, Arkansas 72770. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected.

Our Board of Directors has used an informal process to identify potential candidates for nomination as directors. Candidates for nomination have been recommended by an executive officer or director, and considered by our Board of Directors. Generally, candidates have been known to one or more of our Board members. Our Board of Directors has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. In evaluating candidates for nomination, our Board of Directors will consider the factors it believes to be appropriate, which would generally include the candidate's independence, personal and professional integrity, business judgment, relevant experience and skills, including those related to transportation services, and potential to be an effective director in conjunction with the rest of our Board of Directors in collectively serving the long-term interests of our stockholders. Although our Board of Directors has the authority to retain a search firm to assist it in identifying director candidates, there has to date been no need to employ a search firm. Our Board of Directors does not evaluate potential nominees for director differently based on whether they are recommended to our Board of Directors by a stockholder.

**Communications with Directors and Attendance at Annual Meetings**

Stockholders may communicate directly with our Board of Directors as a group, by writing to our Board of Directors, care of the Secretary of PTSI, 297 West Henri DeTonti Boulevard, Tontitown, Arkansas 72770. Our Secretary will review all of the correspondence and regularly forward to our Board of Directors a summary of the correspondence, and copies of all of the correspondence that, in his opinion, deals with the functions of our Board of Directors or any of its committees or that our Secretary otherwise determines requires the attention of our Board of Directors. Directors may at any time review a log of all of the correspondence that is addressed to our Board of Directors, and request copies of any and all of the correspondence.

Our Board of Directors has a policy of encouraging our directors to attend the annual meetings of the stockholders. Eight of our directors attended last year's annual meeting.

**Code of Ethics**

We have adopted a written code of ethics that applies to all our directors, officers and employees, including our chief executive officer and our chief financial and accounting officer. We have posted a copy of the code on our website, www.pamt.com. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ listing standards concerning any amendments to, or waivers from, any provision of the code.

**Compensation Committee Interlocks and Insider Participation**

During 2007, Mr. Sullivan served as a member of the Compensation and Stock Option Committee for all of the year, Mr. Matthew Moroun and Mr. Calderone served as members of the committee through August 2, 2007, and Mr. Davis and Mr. Wilkins served on the committee beginning August 2, 2007.

Mr. Matthew Moroun is Chairman of our Board of Directors, which is designated as a non-officer position, a member of the Executive Committee of our Board of Directors, and our largest stockholder. He is the controlling stockholder, Vice Chairman and a director of CenTra, Inc., a transportation holding company based in Warren, Michigan. He is also the Chairman and controlling stockholder of Oakland Financial Corporation, an insurance holding company, and its subsidiaries, based in Sterling Heights, Michigan. Our director, Mr. Manuel Moroun, is the President and Chief Executive Officer of CenTra, and controls a trust that is the other major stockholder of CenTra. He is also a stockholder of Oakland Financial Corporation.

During 2007, certain subsidiaries of CenTra paid us a total of $2,432,858. These payments represent freight transportation charges of $1,328,351, maintenance services performed in our maintenance facilities and maintenance charges paid by us to third parties on behalf of the subsidiaries and affiliates of CenTra and charged back at the amount paid of $1,104,507.

During 2007, we made payments to certain subsidiaries of CenTra and other companies owned or controlled by our directors, Mr. Manuel Moroun and Mr. Matthew Moroun, in the aggregate amount of $4,100,286. These payments are described below.

Payments were made to a subsidiary of CenTra in the amount of $307,243 for real estate leases. Properties leased from the subsidiary include office and maintenance facilities in two states, and trailer drop yards in nine states. The leases are generally month to month leases with automatic monthly renewal provisions.

Property is also leased from an affiliate of CenTra that is used for trailer drop yards. Payments were made to the affiliate in the amount of $132,415 during 2007 and represent lease payments made in accordance with lease agreements that contain automatic monthly renewal provisions.

Payments in the amount of $419,405 were made to a subsidiary of CenTra during 2007. These payments were for parts and labor charges incurred to repair our equipment.

Payments in the amount of $2,244 were made to a subsidiary of CenTra for the transportation of freight.

We made payments to subsidiaries of Oakland Financial Corporation during 2007 in the amount of $18,466 for insurance premiums paid pursuant to agreements to provide insurance coverage to certain of our independent contractors. Underlying agreements are made directly with the independent contractors. The full amount of these payments to the subsidiaries of Oakland Financial Corporation is recouped by us from the independent contractors.

We purchase physical damage coverage on our tractors and trailers through an unaffiliated insurance broker which is written by a subsidiary of Oakland Financial Corporation. In 2007, we made payments related to these policies in the amount of $2,165,697, and received $2,232,915 in payment for claims filed under these policies.

We purchase commercial auto and general liability insurance issued through an unaffiliated insurance company. A subsidiary of Oakland Financial Corporation serves as third-party administrator for this insurance. In 2007, the subsidiary received $50,000 from the unaffiliated insurance company for handling the claims under this program. Under the commercial auto liability policy, the subsidiary adjusts the claims (which are subject to a $2,500 deductible) and remits the full amounts of the settlements to the claimants. The subsidiary invoices us for the $2,500 deductible amount, for which we paid a total of $1,054,817 in 2007.

On December 6, 2007, we entered into a Consulting Agreement with Mr. Manuel Moroun. The agreement has an initial term of one year, and automatically renews for four additional one-year periods, unless earlier terminated due to death, disability or by mutual agreement. Pursuant to the agreement, Mr. Manuel Moroun provides us with consultation and advice as to the management and operation of PTSI, and such other consulting activities as we may reasonably request and as are reasonably acceptable to him. For the services that Mr. Manuel Moroun renders pursuant to the agreement, we pay him a consulting fee of $100,000 per year, in quarterly installments.

We believe that substantially all of the above transactions were entered into on terms at least as favorable to us as could have been obtained from persons who were not related to us, and each of the transactions was in our best interest. We expect to continue transactions with subsidiaries of CenTra and other companies owned or controlled by our directors, Mr. Manuel Moroun and Mr. Matthew Moroun, in 2008 that are similar to those described above.

## Audit Committee Report

Each member of the Audit Committee is independent, as independence for audit committee members is defined in the NASDAQ listing standards and the rules of the SEC. The Audit Committee's primary purpose is to assist the Board of Directors in overseeing:

- the accounting and financial reporting process;
- audits of financial statements and internal control over financial reporting; and
- internal control and audit functions.

In carrying out its responsibilities, the Audit Committee supervises the relationship between us and our independent auditor, including having direct responsibility for the auditor's appointment, compensation and retention, reviewing the scope of its audit services, and approving audit and permissible non-audit services. The Audit Committee reviews and discusses the annual and quarterly financial statements, and reviews the activities of our internal audit function.

Management is responsible for the preparation, presentation and integrity of our financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for testing the system of internal controls, and reporting to the Audit Committee on any significant deficiencies or material weaknesses that are found.

The Audit Committee discussed with PTSI's independent registered public accounting firm, Grant Thornton LLP ("Grant Thornton"), who is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles, its judgments as to the quality and the acceptability of our financial reporting and such other matters as are required to be discussed with the Audit Committee under standards of the Public Company Accounting Oversight Board (United States), including the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee also reviewed with Grant Thornton management's assessment included in management's report on internal control over financial reporting, and Grant Thornton's opinion on the effectiveness of the company's internal control over financial reporting.

The Audit Committee has discussed with Grant Thornton that firm's independence from management and us, and has received from Grant Thornton the written disclosures and letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining Grant Thornton's independence.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2007 with both management and our independent registered public accounting firm. The Audit Committee's review included a discussion of the quality and integrity of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Audit Committee

Frank L. Conner
Christopher L. Ellis
Charles F. Wilkins

## Compensation Committee Report

The Compensation and Stock Option Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management. Based on the review and discussion, the committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

Compensation and Stock Option Committee

W. Scott Davis
Daniel C. Sullivan
Charles F. Wilkins

## Executive Compensation

### Compensation Discussion and Analysis

*Overview*

Our primary goal for the compensation of our three executive officers, Messrs. Weaver, Lawson and Goddard, is to create long-term value for our stockholders. Our compensation program is intended to attract, motivate, reward and retain the management talent required to achieve our corporate objectives and create long-term value for our stockholders, while at the same time making efficient use of our resources. The compensation of our executive officers is designed to reward financial and operating performance, to align their interests with those of our stockholders, and to encourage them to remain with us.

*Elements of Compensation*

We have three key elements of compensation, annual base salary, cash incentive compensation, and stock options. Annual base salary is intended to attract and retain talented executives, and reward them for annual achievement. Cash incentive compensation is intended to motivate our executive officers to achieve specified financial results or superior performance. Stock options are intended to align the interests of our executive officers with those of our stockholders by linking compensation to stock price appreciation. In addition, when the criteria for vesting of options includes achieving specified financial results, the options also serve the purpose of motivating our executive officers to achieve those results.

*Determining Compensation*

Compensation for our executive officers is primarily based upon the judgment of the Compensation and Stock Option Committee of our Board of Directors. We consider competitive market compensation paid by other companies, including truckload dry van carriers and other trucking companies, but we do not attempt to maintain a specified target percentile within a peer group or otherwise rely on compensation paid by other companies to determine our executive compensation.

In determining compensation for our executive officers we review and evaluate many factors, including:

- PTSI's performance and growth;
- financial measurements such as revenue, revenue growth, net operating income and operating ratio, and trends in those measurements;
- leadership qualities;
- ability to achieve strategic objectives;
- scope and performance of business responsibilities;
- management experience and effectiveness;
- individual performance, and performance as a management team;
- current compensation arrangements; and
- long-term potential to maintain and enhance value for our stockholders.

We generally do not adhere to rigid formulas or react to short-term changes in business performance in determining the amount and mix of compensation elements. We strive to achieve an appropriate mix between annual base salary, cash incentive compensation and stock options to meet our objectives.

*Employment Agreements Include Annual Base Compensation*

We have a multi-year employment agreement with each of our executive officers. The current agreements were entered into with our executive officers on July 26, 2006. We believe that it is useful to have employment agreements because they set forth the terms under which the executive officers are employed, include annual base salary and severance arrangements, and provide us with one year of protection from competition by our executive officers following termination of their employment with us. The employment agreements also require our executive officers to provide us with three months advance notice if they wish to resign. The annual base compensation for our executive officers set forth in the employment agreements was determined by the Compensation and Stock Option Committee and recommended to, and approved by, our Board of Directors.

*Cash Incentive Compensation*

We did not establish a cash incentive compensation plan for our executive officers for 2007. The Compensation and Stock Option Committee determined to evaluate whether to pay our executive officers a bonus for 2007, and the amount of any bonus, after reviewing our business and financial performance for 2007. After reviewing our business and financial performance for 2007, the committee determined not to pay a bonus to any of our executive officers for 2007. As of April 15, 2008, the Compensation and Stock Option Committee had not established a cash incentive compensation plan for our executive officers for 2008 and intends to give the matter further consideration at a later date.

*Stock Options*

In March of 2006, the Board of Directors adopted a new stock option plan, the 2006 Stock Option Plan. The plan provides for the issuance of stock options for up to 750,000 shares of our common stock, subject to adjustments. Our officers, directors, key employees and consultants are eligible to receive options under the plan. The plan was approved by our stockholders at their May 24, 2006 annual meeting. In 2006 and 2007, we did not issue any options to our executive officers or other employees under the plan.

Our most recent grant of stock options to our executive officers was on August 28, 2002. Those options were granted under our 1995 Stock Option Plan that expired in 2005. The options covered 120,000 shares of our stock for Mr. Weaver, and 90,000 shares for each of Mr. Lawson and Mr. Goddard. The options were scheduled to vest in installments. The first installment vested immediately on grant for 20% of the shares covered by each option. The remaining shares covered by the options were scheduled to vest in equal installments, on March 15 of each year, from March 15, 2003 through March 15, 2008, depending for each annual installment on whether the performance criteria for that installment was met. The primary performance criteria for each installment to vest has been whether our consolidated net income for the most recent year exceeded the consolidated net income for the immediately prior year by at least 5%. The exercise price for all of the shares was established at the market price of our stock on the date the options were granted, $23.22. The performance criteria for the 2006 installment of the options was met, and the options for those shares vested on March 15, 2007. The performance criteria for the 2007 installment was not met, so the final installment of the options, which could have vested for the executive officers on March 15, 2008, did not vest.

*Other Compensation*

We sponsor a profit sharing plan for all of our eligible employees, including our executive officers. The plan qualifies under section 401(k) of the Internal Revenue Code, as amended. This allows eligible employees to make tax deductible contributions to the plan. We make employer matching contributions to the plan for each eligible employee. The matching contributions are 50% of each participating employee's voluntary contribution, up to 3% of the participant's compensation. These matching contributions vest at the rate of 20% each year until fully vested after five years.

We offer health, vision and dental insurance to Messrs. Lawson and Goddard, and pay the insurance premiums for them. While we make similar insurance available to Mr. Weaver and our other employees, we do not pay their insurance premiums.

We allow each of our executive officers to use a company owned automobile. With the exception of this perquisite, our policy is to provide minimal, if any, perquisites to our executive officers. This helps set an example for all employees that personal expenses are not payable from company funds, and helps to control expenses.

*Post-Employment Compensation*

We do not provide a defined benefit pension plan or post retirement health insurance coverage for our executive officers or any of our other employees. We do not offer deferred compensation plans, and do not have agreements that provide compensation to our executive officers based upon the occurrence of a change in control of PTSI.

*Tax Deductibility of Compensation*

Section 162(m) of the Internal Revenue Code, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's chief executive officer or certain of the company's other most highly compensated executive officers. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (compensation paid only if the individual's or the company's performance meets pre-established objective goals based on performance criteria approved by the stockholders). We periodically review the potential consequences of Section 162(m) and may structure some or all of the compensation for our executive officers so that it will not be subject to the deduction limitations of Section 162(m). None of the compensation paid to our executive officers for 2007 was structured to be "qualifying performance-based" compensation. For 2007, we were not precluded by Section 162(m) from deducting any compensation that we paid to any of our executive officers.

*Share Ownership Guidelines*

We do not have stock ownership requirements for our executive officers. However, each of our executive officers owns shares of our stock, and options to acquire additional shares.

*Overview of the Compensation Process*

The elements of executive compensation are discussed at meetings of the Compensation and Stock Option Committee, with significant input from our Chairman of the Board and other directors. Annual base salary is generally determined for a multi-year period at the time that employment agreements are negotiated with our executive officers. Cash incentive compensation and other bonuses, and forms of stock-based compensation are discussed from time to time, but there is no set schedule for making determinations regarding these types of compensation, and the committee retains considerable flexibility in deciding when to address these matters. In making its compensation decisions, the committee will usually seek input from our President and Chief Executive Officer regarding elements of his compensation, and that of the other executive officers. However, the committee makes the final decision on executive officer compensation, or recommends executive officer compensation to our Board of Directors for approval. The committee is authorized to utilize compensation consultants, but does not presently confer with compensation consultants regarding executive compensation..

## Summary Compensation Table

The following table provides information regarding the compensation earned by the named executive officers for the two years ended December 31, 2007.

| Name and Principal Position | Year | Salary ($) | Option Awards ($)(1) | Non-Equity Incentive Plan Compensation ($)(2) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|
| Robert W. Weaver | 2007 | 501,923 | — | — | — | 501,923 |
| President and Chief Executive Officer | 2006 | 475,000 | 151,256 | 272,105 | 2,500 | 900,861 |
| W. Clif Lawson | 2007 | 307,346 | — | — | 5,000 | 312,346 |
| Executive Vice President and Chief Operating Officer | 2006 | 278,462 | 113,442 | 163,263 | 5,000 | 560,167 |
| Larry J. Goddard | 2007 | 232,058 | — | — | 5,390 | 237,448 |
| Vice President of Finance, Chief Financial Officer, Secretary and Treasurer | 2006 | 217,302 | 113,442 | 122,447 | 5,530 | 458,721 |

(1) The amounts shown represent the compensation expense we recognized for option awards for the named executive officers, as determined in accordance with SFAS 123(R). Information regarding assumptions made for purposes of determining these amounts can be found in Note 12 "Share-Based Compensation" to our consolidated financial statements in Item 8 "Financial Statements and Supplementary Data" of our Annual Report to the SEC on Form 10-K for the year ended December 31, 2007.

(2) Non-equity incentive plan compensation consists of amounts earned and payable for 2006 under our Executive Incentive Plan, which is a cash incentive plan. In accordance with the plan, this compensation is payable in two equal installments. The first installment was paid in March of 2007, and the second installment was paid in January of 2008.

*Employment Agreements*

As discussed above, we have entered into employment agreements with our executive officers, Messrs. Weaver, Lawson and Goddard. The initial term of our agreement with Mr. Weaver is from July 10, 2006 to July 10, 2009. We have an option to extend the agreement for two additional years, one year at a time. The agreement provides Mr. Weaver with an annual base salary of $500,000 for each of the first two years, and of $550,000 for the third year. If we exercise our option to extend the agreement, the agreement provides Mr. Weaver with an annual base salary of $550,000 for the first year of the extension, and of $600,000 for the second year of the extension.

The initial terms of our employment agreements with Messrs. Lawson and Goddard are from June 1, 2006 through June 1, 2010. We have an option to extend each of the agreements for one additional year. Our agreement with Mr. Lawson provides him with an annual base salary of $300,000 for the first year of the agreement, and of $310,000, $335,000 and $355,000 for the second, third and fourth years of the agreement. If we exercise our option to extend our agreement with Mr. Lawson for an additional year, the agreement provides Mr. Lawson with an annual base salary of $370,000 for the additional year. Our agreement with Mr. Goddard provides him with an annual base salary of $225,000 for the first year of the agreement, and of $235,000, $250,000 and $265,000 for the second, third and fourth years of the agreement. If we exercise our option to extend our agreement with Mr. Goddard for an additional year, the agreement provides Mr. Goddard with an annual base salary of $280,000 for the additional year.

Under the employment agreements, our executive officers may also participate in bonus and other incentive plans that are approved from time to time by our Board of Directors or Compensation and Stock Option Committee. The executive officers are also entitled to any fringe benefits that we may provide for our employees in the normal course of our business. Additional information regarding the employment agreements, including compensation payable to the executive officers on termination of employment and their non-compete, non-solicitation and confidentiality obligations, is included below under the heading "Potential Payments Upon Termination or Change in Control."

*Salary and Bonus Compared to Total Compensation*

We have not established a proportion that salary and bonus should be of our executive officers' total compensation. As indicated in the Summary Compensation Table, the proportion for 2007 that salary and bonus were of total compensation ranged from 97% to 100% for our executive officers.

**Outstanding Equity Awards at 2007 Fiscal Year-End**

The following table provides information as of December 31, 2007 regarding equity awards, including unexercised stock options, for each of the named executive officers.

| | Option Awards | | | | |
|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
| Robert W. Weaver | 72,000(1) | — | 16,000(3) | 23.22 | 08/27/12 |
| W. Clif Lawson | 54,000(2) | — | 12,000(4) | 23.22 | 08/27/12 |
| Larry J. Goddard | 54,000(2) | — | 12,000(4) | 23.22 | 08/27/12 |

(1) Option vested for 24,000 shares on August 28, 2002, and for 16,000 shares on March 15, 2003, March 15, 2006, and March 15, 2007.

(2) Option vested for 18,000 shares on August 28, 2002, and for 12,000 shares on March 15, 2003, March 15, 2006, and March 15, 2007.

(3) Option has a performance based vesting date for 16,000 shares on March 15, 2008. The performance criteria was not met, so the option for these shares will not vest.

(4) Option has a performance based vesting date for 12,000 shares on March 15, 2008. The performance criteria was not met, so the option for these shares will not vest.

**Potential Payments Upon Termination or Change In Control**

The employment agreements that we have entered into with our executive officers, and our Executive Incentive Plan under which cash awards were made for 2006, provide for payments that may be made to our executive officers following termination of their employment. These payments are discussed below and quantified in the table that follows. We do not have any agreements or plans that provide for payments to our executive officers based on the occurrence of a change in control of PTSI. No awards have been made for 2007 or 2008 under our Executive Incentive Plan. Awards made to our executive officers for 2006 were payable in two equal installments. The first installment was paid in March of 2007, and the second installment was paid in January of 2008.

*No Payments If There Were a Termination for Just Cause*

In the event that one of our executive officers were terminated for just cause, including conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination, or dishonesty, we would have no obligation to pay base salary or benefits beyond the last day worked. Any amounts earned and unpaid under our Executive Incentive Plan would be forfeited.

*Payments Upon Death*

In the event of the death of one of our executive officers, we would pay his base salary through the date of his death. Any amounts earned and unpaid under our Executive Incentive Plan would be payable to the executive officer's estate as the payments become due under the plan.

*Payments Upon Disability*

In the event that one of our executive officers becomes disabled and is unable to perform his duties, we may terminate his employment. If an executive officer's employment is terminated due to disability, he is entitled to receive his base salary and benefits for 12 months following the termination of his employment. Any amounts earned and unpaid under our Executive Incentive Plan would be payable to the executive officer as the payments become due under the plan.

*Payments Upon Termination Based on Our Best Interest*

In the event that one of our executive officers is terminated by our Board of Directors upon a determination that such action would serve our best interest, the executive officer is entitled to receive his base salary and benefits for a period of twelve months following termination. Any amounts earned and unpaid under our Executive Incentive Plan may be payable to the executive officer as the payments become due under the plan through 12 months after termination of employment, except that if the termination of employment were driven by a new President, all earned and unpaid awards under our Executive Incentive Plan may be payable in the normal course of the plan until all monies due were paid.

*Payments Upon Resignation, Including Retirement*

Each of our executive officers has the right to resign by providing three months written notice to us. In the event that an executive officer resigns and gives us the required three months notice, we may terminate his employment before the end of the three month notice period. In such event, the executive officer is entitled to receive his base salary and benefits through the end of the three month period. Any amounts earned and unpaid under our Executive Incentive Plan may be payable to the executive officer as the payments become due under the plan through the end of the three month notice period, unless the executive officer's resignation is a retirement at or after age 60, in which case any amounts earned and unpaid under our Executive Incentive Plan would be payable to the executive officer as the payments become due under the plan even after the end of the three month notice period.

*Obligations of Executive Officers*

Under the employment agreements, each of the executive officers has agreed not to compete with, or solicit or retain business that is competitive with, our business, or that of specified affiliates of our directors, Mr. Manuel Moroun and Mr. Matthew Moroun, for one year after the executive officer's employment with us terminates. The executive officers have also agreed that they will not at any time encourage, solicit or otherwise attempt to persuade any of our employees or any employees of the specified affiliates to leave our employment or employment with the specified affiliates. If any of the executive officers were to hire from us one of our employees, they have agreed to pay us 30% of the employee's first year's gross compensation. Under the employment agreements, the executive officers have also agreed to maintain the confidentiality of our proprietary information.

*Stock Options*

Each of our executive officers holds an option to acquire shares of our common stock that was granted on August 28, 2002 under our 1995 Stock Option Plan. In general, stock options granted under the 1995 Stock Option Plan that are vested at the time employment terminates may be exercised by the executive officer within three months after his termination of employment. However, if his employment terminates due to death or disability, his vested stock options may be exercised within one year after the date of termination, but not later than the expiration date of the option.

*Table of Payments Upon Termination of Employment*

The following table provides information regarding amounts payable to the named executive officers in connection with a termination of their employment, including amounts payable under their employment agreements and our Executive Incentive Plan. The amounts shown assume that termination of employment was effective as of December 31, 2007, the last business day of our 2007 fiscal year, and include estimates of the amounts that would be paid. The actual amounts would only be determined upon an officer's termination of employment.

| | Robert W. Weaver | | | | | |
|---|---|---|---|---|---|---|
| **Benefits and Payments Upon Termination** | **Just Cause ($)** | **Death ($)** | **Disability ($)** | **Best Interest of the Company ($)** | **Resignation ($)** | **Retirement ($)** |
| Base Salary | — | — | 525,000 | 525,000 | 125,000 | — |
| Non-Equity Incentive Plan Compensation | — | 144,891(1) | 144,891(1) | 144,891(1) | — | 144,891(1) |
| All Other Compensation | — | — | — | — | — | — |
| Total | — | 144,891 | 669,891 | 669,891 | 125,000 | 144,891 |

| | W. Clif Lawson | | | | | |
|---|---|---|---|---|---|---|
| **Benefits and Payments Upon Termination** | **Just Cause ($)** | **Death ($)** | **Disability ($)** | **Best Interest of the Company ($)** | **Resignation ($)** | **Retirement ($)** |
| Base Salary | — | — | 324,583 | 324,583 | 77,500 | — |
| Non-Equity Incentive Plan Compensation | — | 86,424(1) | 86,424(1) | 86,424(1) | — | 86,424(1) |
| All Other Compensation | — | — | 2,400 | 2,400 | 600 | — |
| Total | — | 86,424 | 413,407 | 413,407 | 78,100 | 86,424 |

| | Larry J. Goddard | | | | | |
|---|---|---|---|---|---|---|
| **Benefits and Payments Upon Termination** | **Just Cause ($)** | **Death ($)** | **Disability ($)** | **Best Interest of the Company ($)** | **Resignation ($)** | **Retirement ($)** |
| Base Salary | — | — | 243,750 | 243,750 | 58,750 | — |
| Non-Equity Incentive Plan Compensation | — | 65,250(1) | 65,250(1) | 65,250(1) | — | 65,250(1) |
| All Other Compensation | — | — | 2,400 | 2,400 | 600 | — |
| Total | — | 65,250 | 311,400 | 311,400 | 59,350 | 65,250 |

(1) This amount consists of the second half of the award made to the officer for 2006 under our Executive Incentive Plan, and the final one-fourth of the award made to the officer for 2005 under our incentive compensation plan that was in effect for 2005. The portion of this amount that was payable under the Executive Incentive Plan for 2006 was for Mr. Weaver $136,052, for Mr. Lawson $81,632, and for Mr. Goddard $61,224. The balance for each officer was payable under our incentive compensation plan in effect for 2005.

**Director Compensation for 2007**

The following table provides information about the compensation of our directors for the year ended December 31, 2007.

| Name(1) | Fees Earned or Paid in Cash ($) | Options Awards ($)(3) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Frederick P. Calderone | 17,800 | 12,649 | — | 30,449 |
| Frank L. Conner | 21,400 | 12,649 | — | 34,049 |
| W. Scott Davis | 10,400 | — | — | 10,400 |
| Christopher L. Ellis | 27,600 | 12,649 | — | 40,249 |
| Manuel J. Moroun | 16,000 | 12,649 | 25,000(4) | 53,649 |
| Matthew T. Moroun | 40,300 | 12,649 | — | 52,949 |
| Daniel C. Sullivan | 17,800 | 12,649 | — | 30,449 |
| Charles F. Wilkins | 23,200 | 12,649 | — | 35,849 |
| Thomas H. Cooke(2) | 11,800 | 12,649 | — | 24,449 |

(1) Our President and Chief Executive Officer, Mr. Weaver, who is also a director, has been omitted from this table because he receives no special compensation for serving on our Board of Directors. Mr. Weaver's compensation is included in the Summary Compensation Table.

(2) Mr. Cooke's term as a director ended on May 24, 2007.

(3) The amounts shown represent the compensation expense that we recognized in 2007 for option awards for our non-employee directors and our former director, Mr. Cooke, determined in accordance with SFAS 123(R). Information regarding assumptions made for purposes of determine these amounts is in Note 12 "Share-Based Compensation" to our 2007 consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data" of our Annual Report to the SEC on Form 10-K for the year ended December 31, 2007. On March 2, 2007, each of our non-employee directors was awarded an option for 2,000 shares of our common stock under our 2006 Stock Option Plan. The grant date fair value of each of these options, determined in accordance with SFAS 123(R) is $6.32 per share. As of December 31, 2007, our non-employee directors held the following option awards to acquire our common stock: Messrs. Calderone, Conner, Manuel Moroun and Matthew Moroun, options for 10,000 shares, Mr, Wilkins, options for 8,000 shares, Messrs. Ellis and Sullivan, options for 4,000 shares, and Mr. Davis held no options. Our former director, Mr. Cooke, held no options to acquire our common stock as of December 31, 2007.

(4) This amount was paid to Mr. Manuel Moroun for 2007 under his Consulting Agreement with PTSI. The Consulting Agreement was entered into on December 6, 2007, has an initial term of one year, and automatically renews for four additional one-year periods, unless earlier terminated due to death, disability or by mutual agreement. Pursuant to the agreement, Mr. Manuel Moroun provides us with consultation and advice as to the management and operation of PTSI, and such other consulting activities as we may reasonably request and as are reasonably acceptable to him. For the services that Mr. Manuel Moroun renders pursuant to the agreement, we pay him a consulting fee of $100,000 per year, in quarterly installments.

*Compensation Arrangements for Non-employee Directors*

Director compensation is determined by our Board of Directors. For 2007, we paid our non-employee directors an annual retainer of $10,000, and a fee of $1,800 for each meeting of the Board or its committees that they attended in person, and $600 for each meeting that they attended by telephone. The Chairman of the Board, which is a non-officer position, is paid an additional annual retainer of $100,000; and the Chairman of the Audit Committee is paid an additional annual retainer of $4,000. We reimburse our directors for expenses that they incur in attending Board and committee meetings, including expenses for food, lodging and transportation. Our directors are currently paid the same amounts for retainer and meeting fees as they were paid in 2007.

Our 2006 Stock Option Plan provides for an annual grant through 2016 of a stock option to each of our non-employee directors. Each option entitles the director to purchase 2,000 shares of our common stock at an exercise price equal to the fair market value of our stock on the date of grant. Each option is exercisable from its date of grant through the fifth anniversary of that date, unless terminated earlier in accordance with the plan. The exercise prices for the options granted to our non-employee directors in 2007 and 2008 were $22.92 and $14.98 per share.

## Security Ownership of Certain Beneficial Owners and Management

The table below shows the number of our shares of common stock beneficially owned as of March 1, 2008 by:

- each director and nominee for director;
- each executive officer named in the Summary Compensation Table under the heading "Executive Compensation";
- all of our current directors and executive officers as a group; and
- each stockholder known by us to beneficially own more than 5% of our outstanding common stock.

| Beneficial Owner | Shares Beneficially Owned(1) | Percent of Class(8) |
|---|---|---|
| Matthew T. Moroun• | 4,589,186(2) | 47.1% |
| Robert W. Weaver• | 316,428 | 3.2% |
| Daniel C. Sullivan• | 24,000 | * |
| Frank L. Conner• | 12,000 | * |
| Frederick P. Calderone• | 10,000 | * |
| Manuel J. Moroun• | 10,000(3) | * |
| Charles F. Wilkins• | 8,000 | * |
| W. Scott Davis• | 7,500(4) | * |
| Christopher L. Ellis• | 4,000 | * |
| W. Clif Lawson | 91,500(5) | * |
| Larry J. Goddard | 76,213 | * |
| FMR LLC | 1,489,050(6) | 15.3% |
| Dimensional Fund Advisors LP | 563,873(7) | 5.8% |
| Directors and executive officers as a group (11 persons) | 5,148,827 | 51.7% |

• Member of our Board of Directors

* Less than 1%.

(1) The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of March 1, 2008 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his spouse) over the shares set forth in the table. Includes shares that may be acquired pursuant to stock options granted under our stock option plans that are or become exercisable within 60 days of March 1, 2008 as follows: 72,000 shares for Mr. Weaver, 54,000 shares for Messrs. Lawson and Goddard, 10,000 shares for Messrs. Calderone, Conner, Manuel Moroun and Matthew Moroun, 8,000 shares for Mr. Wilkins, 4,000 shares for Messrs. Ellis and Sullivan, and 236,000 shares for all of our directors and executive officers as a group.

(2) Includes 1,487,186 shares owned directly and 3,092,000 shares held in a trust of which Mr. Matthew Moroun is a co-trustee and a beneficiary (the "Moroun Trust"). Mr. Norman E. Harned is co-trustee with Mr. Matthew Moroun of the Moroun Trust and may therefore also be deemed to beneficially own the shares held by the Moroun Trust. The business address of each of Messrs. Moroun and Harned is 12225 Stephens Road, Warren, Michigan 48091.

(3) Does not include the 4,589,186 shares shown in the table as being beneficially owned by Mr. Manuel Moroun's son, Mr. Matthew Moroun.

(4) Includes 2,500 shares held in trusts for Mr. Davis' children, for which Mr. Davis serves as trustee.

(5) Includes 1,500 shares held in a trust for Mr. Lawson's sister, for which Mr. Lawson is the trustee.

(6) Based upon a Schedule 13G amendment filed by FMR LLC, dated February 13, 2008, and related parties, which indicates that FMR LLC is the successor to FMR Corp., and that as of December 31, 2007, they had the sole power to dispose of 1,489,050 shares. The Schedule 13G amendment indicates that 824,253 of the shares are owned by the Fidelity Small Cap Stock Fund, a registered investment company, for which one of FMR Corp.'s subsidiaries acts as investment adviser. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. We make no representation as to the accuracy or completeness of the information reported.

(7) Based upon a Schedule 13G dated February 6, 2008 that indicates that as of December 31, 2007, Dimensional Fund Advisors LP, a Delaware Limited Partnership, had the sole power to vote and dispose of 563,873 shares as a an investment advisor or manager to investment companies, trusts and separate accounts that own the 563,873 shares. The address of Dimensional Fund Advisors LP is 1299 Ocean Avenue, Santa Monica, California 90401. We make no representation as to the accuracy or completeness of the information reported.

(8) The percentages shown are based on the 9,730,507 shares of our common stock outstanding as of March 1, 2008, plus the number of shares that the named person or group has the right to acquire within 60 days of March 1, 2008. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares the person or group has the right to acquire within 60 days of March 1, 2008 are deemed to be outstanding with respect to such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% stockholders are also required to furnish us with copies of the reports that they file. To our knowledge, based solely on a review of the copies of the reports furnished to us and representations received from our directors and executive officers, we believe that all reports required to be filed under Section 16(a) for 2007 were timely filed.

## Independent Public Accountants

### Selection of Independent Auditor

Our Audit Committee has selected Grant Thornton as our principal independent auditor for the year ending December 31, 2008. We are not presently expecting that representatives of Grant Thornton will attend the annual meeting of stockholders.

### Principal Accountant Fees and Services

The following table shows the fees for professional services of Grant Thornton for audit and other services they provided to us for 2007 and 2006.

| | 2007 | 2006 |
|---|---|---|
| Audit Fees(1) | $244,000 | $227,000 |
| Audit-Related Fees | 0 | 0 |
| Tax Fees | 0 | 0 |
| All other fees | 0 | 0 |

(1) Includes the aggregate fees billed for professional services rendered for 2007 and 2006 for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q. Also includes for 2007, $5,000 for services relating to an S-8 registration statement that we filed with the SEC.

The Audit Committee pre-approves audit services and non-audit services that are to be performed for us by our independent auditor. The Audit Committee has delegated authority to its chairman, or any two of its other members acting together, to approve, between meetings of the Audit Committee, audit services and permissible non-audit services. Approvals between meetings are required to be reported to the Audit Committee at its next meeting. In addition to there being engagement letters for audit services, the Audit Committee has determined that there should be an engagement letter for any non-audit services that are to be performed by the independent auditor. All of the services described in the table above were pre-approved by the Audit Committee, and the authority delegated to members of the Audit Committee was not used.

## Transactions with Related Persons

We have a written policy requiring that our Audit Committee review and approve related person transactions that involve us and are of the type that are required to be disclosed in our proxy statement by SEC rules. A transaction may be a related person transaction if any of our directors, executive officers, owners of more than 5% of our common stock, or their immediate family have a material interest in the transaction and the amount involved exceeds $120,000. The policy authorizes the Audit Committee to approve a related person transaction if it determines that the transaction is at least as favorable to us as could have been obtained if the transaction had been with a person who is not related to us, or is in our best interest.

Certain transactions between us and companies owned or controlled by Mr. Manuel Moroun, who is a member of our Board of Directors, and his son, Mr. Matthew Moroun, who is our Chairman of the Board and largest stockholder, are described above under the heading "Corporate Governance — Compensation Committee Interlocks and Insider Participation."

## Annual Report to Stockholders and Report on Form 10-K

Additional information concerning us, including our financial statements, is provided in our 2007 Annual Report to Stockholders that accompanies this proxy statement. Our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC, is available to stockholders who make a written request for it to our Secretary, Larry J. Goddard, at our principal executive office, 297 West Henri DeTonti Boulevard, Tontitown, Arkansas 72770. Copies of exhibits filed with that report or referenced in it will be furnished to stockholders of record upon request and payment of our expenses in furnishing such documents.

## Stockholder Proposals

Any proposal to be presented at the 2009 annual meeting of stockholders must be received at our principal executive office not later than December 30, 2008, directed to the attention of the Secretary, for consideration for inclusion in our proxy statement and form of proxy relating to that meeting. Any such proposals must comply in all respects with the rules and regulations of the SEC.

In connection with our annual meeting of stockholders to be held in 2009, if we do not receive notice of a matter or proposal to be considered by March 15, 2009, then the persons appointed by our Board of Directors to act as the proxies for such annual meeting (named in the form of proxy) will be allowed to use their discretionary voting authority with respect to any such matter or proposal at the annual meeting, if such matter or proposal is properly raised at the annual meeting and put to a vote.

## Other Matters

We do not know of any matters to be brought before the meeting other than those described in this proxy statement. If any other matter properly comes before the meeting, the persons designated as proxies will vote on each such matter in accordance with their best judgment.

By Order of the Board of Directors

ROBERT W. WEAVER
*President and Chief Executive Officer*

April 29, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the Fiscal Year Ended December 31, 2007**
**or**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Commission File No. 0-15057**

# P.A.M. TRANSPORTATION SERVICES, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **71-0633135** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**297 West Henri De Tonti Blvd, Tontitown, Arkansas 72770**
(Address of principal executive offices) (Zip Code)

**(479) 361-9111**
Registrant's telephone number, including area code

Securities registered pursuant to section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, $.01 par value** | **The NASDAQ Stock Market, LLC** |

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act):

Large accelerated filer ☐ Accelerated filer ☑

Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☑

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant computed by reference to the average of the closing bid and asked prices of the common stock as of the last business day of the registrant's most recently completed second quarter was $88,311,474. Solely for the purposes of this response, executive officers, directors and beneficial owners of more than five percent of the registrant's common stock are considered the affiliates of the registrant at that date.

The number of shares outstanding of the issuer's common stock, as of March 10, 2008: 9,709,607 shares of $.01 par value common stock.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held in 2008 are incorporated by reference in answer to Part III of this report, with the exception of information regarding executive officers required under Item 10 of Part III, which information is included in Part I, Item 1.

## FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements, including statements about our operating and growth strategies, our expected financial position and operating results, industry trends, our capital expenditure and financing plans and similar matters. Such forward-looking statements are found throughout this Report, including under Item 1, Business, Item 1A, Risk Factors, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A, Quantitative and Qualitative Disclosures About Market Risk. In those and other portions of this Report, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about P.A.M. that may cause actual results to differ from these forward-looking statements are described under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk."

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Report might not transpire.

**P.A.M. TRANSPORTATION SERVICES, INC.**
**FORM 10-K**
**For the fiscal year ended December 31, 2007**
**TABLE OF CONTENTS**

## PART I

### Item 1. Business.

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "P.A.M.," the "Company," "we," "our," or "us" mean P.A.M. Transportation Services, Inc. and its subsidiaries.

We are a truckload dry van carrier transporting general commodities throughout the continental United States, as well as in certain Canadian provinces. We also provide transportation services in Mexico under agreements with Mexican carriers. Our freight consists primarily of automotive parts, consumer goods, such as general retail store merchandise, and manufactured goods, such as heating and air conditioning units.

P.A.M. Transportation Services, Inc. is a holding company organized under the laws of the State of Delaware in June 1986 which conducts operations through the following wholly owned subsidiaries: P.A.M. Transport, Inc., T.T.X., Inc., P.A.M. Dedicated Services, Inc., P.A.M. Logistics Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Transcend Logistics, Inc., Allen Freight Services, Inc., Decker Transport Co., Inc., East Coast Transport and Logistics, LLC, S & L Logistics, Inc., P.A.M. International, Inc., P.A.M. Canada, Inc. and McNeill Express, Inc. Our operating authorities are held by P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Allen Freight Services, Inc., T.T.X., Inc., Decker Transport Co., Inc., East Coast Transport and Logistics, LLC, and McNeill Express, Inc.

We are headquartered and maintain our primary terminal and maintenance facilities and our corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where the support services (including warranty repair services) for most major truck and trailer equipment manufacturers are readily available.

In order to conform to industry practice, the Company began to classify fuel surcharges charged to customers as revenue rather than as a reduction of operating supplies expense as had been presented in reports prior to the period ended June 30, 2004. During 2006, the Company began to separately display as a line item "Fuel expense" for amounts paid for fuel which previously had been aggregated with other operating supplies and included in the line item "Operating supplies". These reclassifications have had no effect on operating income, net income or earnings per share. The Company has made corresponding reclassifications to comparative periods shown.

### Segment Financial Information

The Company's operations are all in the motor carrier segment and are aggregated into a single operating segment in accordance with the aggregation criteria presented in SFAS 131.

### Operations

Our operations can generally be classified into truckload services or brokerage and logistics services. Truckload services include those transportation services in which we utilize company owned trucks or owner-operator owned trucks for the pickup and delivery of freight. The brokerage and logistics services consists of services such as transportation scheduling, routing, mode selection, transloading and other value added services related to the transportation of freight which may or may not involve the usage of company owned or owner-operator owned equipment. Both our truckload operations and our brokerage and logistics operations have similar economic characteristics and are impacted by virtually the same economic factors as discussed elsewhere in this Report. Truckload services operating revenues, before fuel surcharges represented 90.4%, 87.8%, and 88.0% of total operating revenues for the years ended December 31, 2007, 2006, and 2005, respectively. The remaining operating revenues, before fuel surcharge for the same periods were generated by brokerage and logistics services, representing 9.6%, 12.2%, and 12.0%, respectively. Approximately 99% of the Company's revenues are generated by operations conducted in the United States and all of the Company's assets are located or based in the United States.

## Business and Growth Strategy

Our strategy focuses on the following elements:

*Maintaining Dedicated Fleets in High Density Lanes.* We strive to maximize utilization and increase revenue per truck while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. Dedicated fleets in high density lanes enable us to:

- maintain more consistent equipment capacity;
- provide a high level of service to our customers, including time-sensitive delivery schedules;
- attract and retain drivers; and
- maintain a sound safety record as drivers travel familiar routes.

*Providing Superior and Flexible Customer Service.* Our wide range of services includes dedicated fleet services, logistics services, "just-in-time" delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services, combined with a decentralized regional operating strategy, allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification to ensure that we operate in accordance with approved quality assurance standards.

Many of our customers depend on us to make delivery on a "just-in-time" basis, meaning that parts or raw materials are scheduled for delivery as they are needed on the manufacturer's production line. The need for this service is a product of modern manufacturing and assembly methods that are designed to drastically decrease inventory levels and handling costs. Such requirements place a premium on the freight carrier's delivery performance and reliability.

*Employing Stringent Cost Controls.* We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel, operating a late-model fleet of trucks and trailers to minimize maintenance costs, and adopting new technology only when proven and cost justified.

*Making Strategic Acquisitions.* We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Our operational integration strategy is to centralize administrative functions of acquired businesses at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships.

## Industry

According to the American Trucking Association's "American Trucking Trends 2007-2008" report, the trucking industry transported approximately 70% of the total volume of freight transported in the United States during 2006, which equates to an all-time high carrying load of 10.7 billion tons, and $645.6 billion in revenue, representing 83.8% of the nation's freight bill. The truckload industry is highly fragmented and is impacted by several economic and business factors, many of which are beyond the control of individual carriers. The state of the economy, coupled with equipment capacity levels, can impact freight rates. Volatility of various operating expenses, such as fuel and insurance, make the predictability of profit levels uncertain. Availability, attraction, retention and compensation for drivers affect operating costs, as well as equipment utilization. In addition, the capital requirements for equipment, coupled with potential uncertainty of used equipment values, impact the ability of many carriers to expand their operations. The current operating environment is characterized by the following:

- Price increases by truck and trailer equipment manufacturers, rising fuel costs, and intense competition for drivers.
- In the last few years, many less profitable or undercapitalized carriers have been forced to consolidate or to exit the industry.

**Competition**

The trucking industry is highly competitive and includes thousands of carriers, none of which dominates the market in which the Company operates. The Company's market share is less than 1% and we compete primarily with other irregular route medium- to long-haul truckload carriers, with private carriage conducted by our existing and potential customers, and, to a lesser extent, with the railroads. Increased competition has resulted from deregulation of the trucking industry. We compete on the basis of quality of service and delivery performance, as well as price. Many of the other irregular route long-haul truckload carriers have substantially greater financial resources, own more equipment or carry a larger total volume of freight.

**Marketing and Significant Customers**

Our marketing emphasis is directed to that portion of the truckload market which is generally service-sensitive, as opposed to being solely price competitive. We seek to become a "core carrier" for our customers in order to maintain high utilization and capitalize on recurring revenue opportunities. Our marketing efforts are diversified and designed to gain access to dedicated fleet services (including those in Mexico and Canada), domestic regional freight traffic, and cross-docking and consolidation programs.

Our marketing efforts are conducted by a sales staff of 12 employees who are located in our major markets and supervised from our headquarters. These individuals work to improve profitability by maintaining an even flow of freight traffic (taking into account the balance between originations and destinations in a given geographical area) and high utilization, and minimizing movement of empty equipment.

Our five largest customers, for which we provide carrier services covering a number of geographic locations, accounted for approximately 56%, 59% and 57% of our total revenues in 2007, 2006 and 2005, respectively. General Motors Corporation accounted for approximately 38%, 41% and 39% of our revenues in 2007, 2006 and 2005, respectively.

We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. Approximately 49%, 52% and 52% of our revenues were derived from transportation services provided to the automobile industry during 2007, 2006 and 2005, respectively. This portion of our business, however, is spread over 18 assembly plants and over 60 suppliers/vendors located throughout North America, which we believe reduces the risk of a material loss of business.

**Revenue Equipment**

At December 31, 2007, we operated a fleet of 2,055 trucks and 4,882 trailers. We operate late-model, well-maintained premium trucks to help attract and retain drivers, promote safe operations, minimize maintenance and repair costs, and improve customer service by minimizing service interruptions caused by breakdowns. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. Our current policy is to replace most of our trucks at 500,000 miles, which normally occurs 30 to 48 months after purchase.

We historically have contracted with owner-operators to provide and operate a small portion of our truck fleet. Owner-operators provide their own trucks and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand. At December 31, 2007 the Company's truck fleet included 55 owner-operator trucks.

During 1999, the U.S. Environmental Protection Agency ("EPA") proposed a three-phase strategy to reduce engine emissions from heavy-duty vehicles through a combination of advanced emissions control technologies and diesel fuel with a reduced sulfur content. Each phase and its effect on the Company's operations, if known, are described below.

The first phase (Phase I) mandated new engine emission standards for all model year 2004 heavy-duty trucks, however, through agreements with heavy-duty diesel engine manufacturers, the effective date was accelerated to October 1, 2002. Therefore, effective October 1, 2002, all newly manufactured truck engines had to comply with the new engine emission standards. All truck engines manufactured prior to October 1, 2002 were not subject to these new standards. As of December 31, 2007, the majority of our Company-owned truck fleet consisted of trucks with engines that comply with these emission standards. The Company has experienced a reduction in fuel efficiency and increased depreciation expense due to the higher cost of trucks with these new engines.

In the second phase (Phase II), effective January 1, 2007, the EPA mandated a new set of more stringent emissions standards for vehicles powered by diesel fuel engines manufactured in 2007 through 2009. These new engines have been designed for and require the use of a more costly type of fuel known as ultra-low-sulfur-diesel ("ULSD") which, according to EPA estimates, will cost from $0.04 to $0.05 more per gallon due to increased refining costs. The EPA has also mandated that refiners and importers nationwide must ensure that at least 80% of the volume of the highway diesel fuel they produce or import is ULSD-compliant by June 1, 2006, however, the EPA does not require service stations and truck stops to sell ULSD fuel. Therefore, it is possible that ULSD fuel might not be available in a particular area in which the Company operates. A majority of the Company's current truck fleet can be fueled with either ULSD or low-sulfur diesel ("LSD") but additional future purchases of trucks which contain 2007 or later diesel engines will require the use of ULSD fuel which may result in lower fuel economy as the process that removes sulfur can also reduce the energy content of the fuel. As of December 31, 2007, 163 trucks in our Company-owned truck fleet consisted of trucks with engines that comply with the Phase II emission standards and require the use of ULSD. During 2008, the Company expects to take delivery of 550 new trucks, all of which will contain engines compliant with the Phase II emission standards requiring the use of ULSD. As compared to our current Company-owned truck fleet which contain primarily Phase I diesel engines, trucks powered by the Phase II compliant diesel engines have a higher purchase price and as a result, we expect that depreciation expense will increase as we continue to replace older trucks with trucks powered by the Phase II diesel engines. We also expect that these engines will result in higher maintenance costs and be less fuel efficient. To the extent we are unable to offset these anticipated increased costs with rate increases charged to customers or offsetting cost savings in other areas, our results of operations would be adversely affected.

During the third phase (Phase III), effective in 2010, final emission standards become effective and LSD fuel will no longer be available for highway use. The EPA requires that by June 1, 2010 all diesel fuel imported or produced must be ULSD-compliant as it phases out low-sulfur-diesel fuel availability by December 1, 2010 when all highway diesel fuel must be ULSD fuel. We are unable at this time to determine the increase in acquisition and operating costs of trucks powered by the Phase III compliant engines but we expect that the engines produced under the final standards will be less fuel-efficient and have higher acquisition and maintenance costs than either the 2002 or 2007 engines.

**Technology**

We have installed Qualcomm Omnitracs™ display units in all of our trucks. The Omnitracs system is a satellite-based global positioning and communications system that allows fleet managers to communicate directly with drivers. Drivers can provide location status and updates directly to our computer which increases productivity and convenience. The Omnitracs system provides us with accurate estimated time of arrival information, which optimizes load selection and service levels to our customers. In order to optimize our truck-to-trailer ratio, we have also installed Qualcomm TrailerTracs™ tracking units in all of our trailers. The TrailerTracs system is a trailer tracking product that enables us to more efficiently track the location of trailers in our inventory. During 2006, the

Company began replacing its tethered TrailerTracs units, which were unable to transmit data unless connected to Qualcomm-equipped trucks, with more advanced untethered TrailerTracs units which are able to operate and transmit data independent of a truck connection. At December 31, 2007, substantially all of the Company's trailer fleet has been fitted with these new untethered devices.

Our computer system manages the information provided by the Qualcomm devices to provide us real-time information regarding the location, status and load assignment of all of our equipment, which permits us to better meet delivery schedules, respond to customer inquiries and match equipment with the next available load. Our system also provides electronically to our customers real-time information regarding the status of freight shipments and anticipated arrival times. This system provides our customers flexibility and convenience by extending supply chain visibility through electronic data interchange, the Internet and e-mail.

**Maintenance**

We have a strictly enforced comprehensive preventive maintenance program for our trucks and trailers. Inspections and various levels of preventive maintenance are performed at set mileage intervals on both trucks and trailers. A maintenance and safety inspection is performed on all vehicles each time they return to a terminal.

Our trucks carry full warranty coverage for at least three years or 350,000 miles. Extended warranties are negotiated with the truck manufacturer and manufacturers of major components, such as engine, transmission and differential manufacturers, for up to four years or 500,000 miles. Trailers carry full warranties by the manufacturer and major component manufacturers for up to five years.

**Employees**

At December 31, 2007, we employed 3,181 persons, of whom 2,667 were drivers, 178 were maintenance personnel, 178 were employed in operations, 17 were employed in marketing, 71 were employed in safety and personnel, and 70 were employed in general administration and accounting. None of our employees are represented by a collective bargaining unit and we believe that our employee relations are good.

**Drivers**

At December 31, 2007, we utilized 2,667 company drivers in our operations. We also had 55 owner-operators under contract compensated on a per mile basis. Our drivers are compensated on the basis of miles driven, loading and unloading, extra stops and layovers in transit. Drivers can earn bonuses by recruiting other qualified drivers who become employed by us and both cash and non-cash prizes are awarded for consecutive periods of safe, accident-free driving. All of our drivers are recruited, screened, drug tested and trained and are subject to the control and supervision of our operations and safety departments. Our driver training program stresses the importance of safety and reliable, on-time delivery. Drivers are required to report to their driver managers daily and at the earliest possible moment when any condition en route occurs that might delay their scheduled delivery time.

In addition to strict application screening and drug testing, before being permitted to operate a vehicle our drivers must undergo classroom instruction on our policies and procedures, safety techniques as taught by the Smith System of Defensive Driving, the proper operation of equipment, and must pass both written and road tests. Instruction in defensive driving and safety techniques continues after hiring, with seminars at several of our terminals. At December 31, 2007, we employed 71 persons on a full-time basis in our driver recruiting, training and safety instruction programs.

Intense competition in the trucking industry for qualified drivers over the last several years, along with difficulties and added expense in recruiting and retaining qualified drivers, has had a negative impact on the industry. Our operations have also been impacted and from time to time we have experienced under-utilization and increased expenses due to a shortage of qualified drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

## Executive Officers of the Registrant

Our executive officers are as follows:

| Name | Age | Position | Years of service |
|---|---|---|---|
| Robert W. Weaver | 58 | President and Chief Executive Officer | 25 |
| W. Clif Lawson | 54 | Executive Vice President and Chief Operating Officer | 23 |
| Larry J. Goddard | 49 | Vice President - Finance, Chief Financial Officer, Secretary and Treasurer | 20 |

Each of our executive officers has held his present position with the Company for at least the last five years. The Company has entered into an employment agreement with Robert W. Weaver that expires on July 10, 2009. The Company has the option to extend the employment agreement for two consecutive years following the July 10, 2009 expiration date for an additional one year at a time. The Company has also entered into employment agreements with both W. Clif Lawson and Larry J. Goddard which each expire on June 1, 2010. The Company has the option to extend these employment agreements for one additional year following the June 1, 2010 expiration date.

## Internet Web Site

The Company maintains a web site where additional information concerning its business can be found. The address of that web site is www.pamt.com. The Company makes available free of charge on its Internet web site its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after it electronically files or furnishes such materials to the Securities and Exchange Commission.

## Seasonality

Our revenues do not exhibit a significant seasonal pattern due primarily to our varied customer mix. Operating expenses can be somewhat higher in the winter months primarily due to decreased fuel efficiency and increased maintenance costs associated with inclement weather. In addition, the automobile plants for which we transport a large amount of freight typically utilize scheduled shutdowns of two weeks in July and one week in December and the volume of freight we ship is reduced during such scheduled plant shutdowns.

## Regulation

We are a common and contract motor carrier regulated by various federal and state agencies. We are subject to safety requirements prescribed by the U.S. Department of Transportation ("DOT"). Such matters as weight and dimension of equipment are also subject to federal and state regulations. All of our drivers are required to obtain national driver's licenses pursuant to the regulations promulgated by the DOT. Also, DOT regulations impose mandatory drug and alcohol testing of drivers. We believe that we are in compliance in all material respects with applicable regulatory requirements relating to our trucking business and operate with a "satisfactory" rating (the highest of three grading categories) from the DOT.

The Federal Motor Carrier Safety Administration ("FMCSA"), a separate administration within the DOT charged with regulating motor carrier safety, issued a final rule on April 24, 2003 ("2003 rule") that made several changes to the regulations that govern truck drivers' hours-of-service ("HOS"). These new federal regulations became effective on January 4, 2004. On July 16, 2004, the U.S. Circuit Court of Appeals for the District of Columbia (the "Court") rejected these new hours of service rules for truck drivers that had been in place since January 2004 because it agreed that the FMCSA had failed to address the impact of the rules on the health of drivers as required by Congress. In addition, the Court's ruling noted other areas of concern including the increase in driving hours from 10 hours to 11 hours, the exception that allows drivers in trucks with sleeper berths to split their required rest periods, the new rule allowing drivers to reset their 70-hour clock to 0 hours after 34 consecutive hours off duty, and the decision by the FMCSA not to require the use of electronic onboard recorders to monitor driver compliance. However, to avoid industry disruption and burden on the state enforcement, Congress enacted section 7(f) of the Surface Transportation Extension Act of 2004. This section provided that the 2003 rule would remain in effect until a new rule addressed the Court's issues or until September 30, 2005, whichever occurred first. On January 24, 2005, the FMCSA re-proposed its April 2003 HOS rules, adding references to how the rules would affect driver health, but made no other changes to the regulations. The FMCSA sought public comments by March 10, 2005 on what changes to the rule, if any, were necessary to respond to the concerns raised by the court, and to provide data or studies that would support changes to, or continued use of, the 2003 rule. On August 25, 2005, the FMCSA published a final HOS rule ("2005 rule") that retained most of the provisions of the 2003 rule with the most significant exception being that of requiring drivers that utilize the sleeper berth provision to take at least eight consecutive hours in the sleeper berth during their ten hours off-duty. Under the 2003 rule, drivers were allowed to split their ten hour off-duty time in the sleeper berth into two periods, provided neither period was less than two hours.

The 2005 rule was later challenged in court on several grounds and in July 2007 the Court vacated the 11-hour driving time and 34-hour restart provisions stating that the FMCSA methodologies, used in the studies regarding how the 2003 rules affected driver health, were not disclosed in time for public comment and that the explanation for some of its critical elements were not provided. In an order filed on September 28, 2007, the Court granted a 90-day stay of the mandate and directed that issuance of the mandate be withheld until December 27, 2007. In an effort to prevent disruption to enforcement and compliance with HOS rules when the stay expires, as well as possible effects on timely delivery of essential goods and services, the FMCSA issued an interim final rule ("IFR") effective December 27, 2007 which allows commercial motor vehicle drivers up to 11 hours of driving time within a 14-hour, non-extendable window from the start of the workday, following 10 consecutive hours off duty (11-hour limit). This IFR also allows motor carriers and drivers to restart calculations of the weekly on-duty time limits after the driver has at least 34 consecutive hours off duty (34-hour restart provision). The FMCSA expects to issue a final rule in 2008.

In general, more restrictive sleeper berth provisions may impact multiple-stop shipments and those shipments incurring delays in loading or unloading. Improper planning on such shipments could result in delivery delays and equipment utilization inefficiencies.

Our motor carrier operations are also subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters, and our operations involve certain inherent environmental risks. We maintain four bulk fuel storage and fuel islands. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We have instituted programs to monitor and control environmental risks and assure compliance with applicable environmental laws. As part of our safety and risk management program, we periodically perform internal environmental reviews so that we can achieve environmental compliance and avoid environmental risk. We transport a minimum amount of environmentally hazardous substances and, to date, have experienced no significant claims for hazardous materials shipments. If we should fail to comply with applicable regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

Company operations conducted in industrial areas, where truck terminals and other industrial activities are conducted, and where groundwater or other forms of environmental contamination have occurred, potentially expose us to claims that we contributed to the environmental contamination.

We believe we are currently in material compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations.

In addition to environmental regulations directly affecting our business, we are also subject to the effects of new truck engine design requirements implemented by the EPA. See "Revenue Equipment" above.

**Item 1A. Risk Factors.**

Set forth below and elsewhere in this Report and in other documents we file with the SEC are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report.

*Our business is subject to general economic and business factors that are largely beyond our control, any of which could have a material adverse effect on our operating results.*

These factors include significant increases or rapid fluctuations in fuel prices, excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

*Numerous competitive factors could impair our ability to maintain our current profitability. These factors include, but are not limited to, the following:*

- we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment and greater capital resources than we do;

- some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business;

- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, and in some instances we may not be selected;

- many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors;

- the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

- advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

- competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and

- economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

*We are highly dependent on our major customers, the loss of one or more of which could have a material adverse effect on our business.*

A significant portion of our revenue is generated from our major customers. For 2007, our top five customers, based on revenue, accounted for approximately 56% of our revenue, and our largest customer, General Motors Corporation, accounted for approximately 38% of our revenue. We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. As a result, concentration of our business within the automobile industry is greater than the concentration in a single customer. Approximately 49% of our revenues for 2007 were derived from transportation services provided to the automobile industry.

Generally, we do not have long-term contractual relationships with our major customers, and we cannot assure that our customer relationships will continue as presently in effect. A reduction in or termination of our services by our major customers could have a material adverse effect on our business and operating results.

*Ongoing insurance and claims expenses could significantly reduce our earnings.*

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. The Company is self insured for health and workers compensation insurance coverage up to certain limits. If medical costs continue to increase, or if the severity or number of claims increase, and if we are unable to offset the resulting increases in expenses with higher freight rates, our earnings could be materially and adversely affected.

*We may be unable to successfully integrate businesses we acquire into our operations.*

Integrating businesses we acquire may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating businesses we acquire, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the companies we acquire will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

*Difficulty in attracting drivers could affect our profitability and ability to grow.*

Periodically, the transportation industry experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to further adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

*If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.*

We are highly dependent upon the services of the following key employees: Robert W. Weaver, our President and Chief Executive Officer; W. Clif Lawson, our Executive Vice President and Chief Operating Officer; and Larry J. Goddard, our Vice President and Chief Financial Officer. We do not maintain key-man life insurance on any of these executives. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure that we will be able to do so.

*We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.*

The trucking industry is capital intensive. If we are unable to,generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse affect on our profitability.

*Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.*

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm-water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. We also maintain bulk fuel storage and fuel islands at four of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

*We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.*

The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

The EPA adopted new emissions control regulations, which require progressive reductions in exhaust emissions from diesel engines through 2010. In part to offset the costs of compliance with the new EPA engine design requirements, some manufacturers have increased new equipment prices and eliminated or sharply reduced the price of repurchase or trade-in commitments. If new equipment prices were to increase, or if the price of repurchase commitments by equipment manufacturers were to decrease more than anticipated, we may be required to increase our depreciation and financing costs and/or retain some of our equipment longer, which may result in an increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases or cost savings, our results of operations would be adversely affected. If our fuel or maintenance expenses were to increase as a result of our use of the new, EPA-compliant engines, and we are unable to offset such increases with fuel surcharges or higher freight rates, our results of operations would be adversely affected. Further, our business and operations could be adversely impacted if we experience problems with the reliability of the new engines. Although we have not experienced any significant reliability issues with these engines to date, the expenses associated with the trucks containing these engines have been slightly elevated, primarily as a result of lower fuel efficiency and higher depreciation.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

Our executive offices and primary terminal facilities, which we own, are located in Tontitown, Arkansas. These facilities are located on approximately 49.3 acres and consist of 114,403 square feet of office space and maintenance and storage facilities.

Our subsidiaries lease facilities in Jacksonville, Florida; Breese and Effingham, Illinois; Parsippany and Paulsboro, New Jersey; North Jackson, Ohio; Oklahoma City, Oklahoma; and Laredo and El Paso, Texas. Our terminal facilities in Columbia, Mississippi; Irving, Texas; North Little Rock, Arkansas; and Willard, Ohio are owned. The leased facilities are leased primarily on contractual terms ranging from one to five years. As of December 31, 2007, the following provides a summary of the ownership and types of activities conducted at each location:

| Location | Own/ Lease | Dispatch Office | Maintenance Facility | Safety Training |
|---|---|---|---|---|
| Tontitown, Arkansas | Own | Yes | Yes | Yes |
| North Little Rock, Arkansas | Own | Yes | Yes | No |
| Jacksonville, Florida | Lease | Yes | Yes | Yes |
| Breese, Illinois | Lease | Yes | No | No |
| Effingham, Illinois | Lease | No | Yes | No |
| Columbia, Mississippi | Own | No | No | No |
| Parsippany, New Jersey | Lease | No | No | No |
| Paulsboro, New Jersey | Lease | Yes | No | No |
| North Jackson, Ohio | Lease | Yes | Yes | Yes |
| Willard, Ohio | Own | Yes | Yes | Yes |
| Oklahoma City, Oklahoma | Lease | Yes | Yes | Yes |
| El Paso, Texas | Lease | Yes | Yes | No |
| Irving, Texas | Own | Yes | Yes | Yes |
| Laredo, Texas | Lease | Yes | Yes | No |

We also have access to trailer drop and relay stations in various other locations across the country. We lease certain of these facilities on a month-to-month basis from an affiliate of our largest shareholder.

We believe that all of the properties that we own or lease are suitable for their purposes and adequate to meet our needs.

**Item 3. Legal Proceedings.**

During 2007, the Company experienced an adverse settlement and was found partly liable for an environmental remediation claim dating back to 1986 and was ordered to pay approximately $300,000 in damages.

The nature of our business routinely results in litigation, primarily involving claims for personal injuries and property damage incurred in the transportation of freight. We believe that all such routine litigation is adequately covered by insurance and that adverse results in one or more of those cases would not have a material adverse effect on our financial condition.

**Item 4. Submission of Matters to a Vote of Security Holders.**

No matters were submitted to a vote of our security holders during the fourth quarter ended December 31, 2007.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Our common stock is traded on the NASDAQ Global Market under the symbol PTSI. The following table sets forth, for the quarters indicated, the range of the high and low sales prices per share for our common stock as reported on the NASDAQ Global Market.

Calendar Year Ended December 31, 2007

| | High | Low |
|---|---|---|
| First Quarter | $25.19 | $19.29 |
| Second Quarter | 22.48 | 16.98 |
| Third Quarter | 19.31 | 17.43 |
| Fourth Quarter | 18.69 | 13.80 |

Calendar Year Ended December 31, 2006

| | High | Low |
|---|---|---|
| First Quarter | $25.18 | $17.51 |
| Second Quarter | 28.96 | 23.24 |
| Third Quarter | 31.50 | 23.78 |
| Fourth Quarter | 26.68 | 20.90 |

As of February 29, 2008, there were approximately 166 holders of record of our common stock.

**Dividends**

We have never declared or paid any cash dividends on our common stock. The policy of our Board of Directors is to retain earnings for the expansion and development of our business and the payment of our debt service obligations. Future dividend policy and the payment of dividends, if any, will be determined by the Board of Directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the Board of Directors.

**Repurchases of Common Stock**

On April 11, 2005, the Company announced that its Board of Directors had authorized the Company to repurchase up to 600,000 shares of its common stock during the six month period ending October 11, 2005. These 600,000 shares were all repurchased by September 30, 2005. On September 6, 2005, the Company announced that its Board of Directors had authorized the Company to extend the stock repurchase program until September 6, 2006 and to include up to an additional 900,000 shares of its common stock. The Company repurchased 458,600 shares of these additional shares prior to the September 6, 2006 program expiration date.

On May 30, 2007, the Company announced that its Board of Directors had authorized the Company to repurchase up to 600,000 shares of its common stock during the twelve month period following the announcement. Subsequent to the date of the announcement and through the remainder of 2007, the Company repurchased 471,500 shares of its common stock, with 422,700 shares being repurchased during the fourth quarter of 2007.

The following table summarizes the Company's common stock repurchases during the fourth quarter of 2007. No shares were purchased during the quarter other than through this program, and all purchases were made by or on behalf of the Company and not by any "affiliated purchaser".

| Period | Total number of shares purchased | Average price paid per share | Total number of shares purchased as part of publicly announced plans or programs | Maximum number of shares that may yet be purchased under the plans or programs |
|---|---|---|---|---|
| October 1-31, 2007 | 3,300 | $16.47 | 3,300 | 547,900 |
| November 1-30, 2007 | 308,100 | 15.07 | 308,100 | 239,800 |
| December 1-31, 2007 | 111,300 | 15.46 | 111,300 | 128,500 |
| Total | 422,700 | $15.18 | 422,700 | 128,500 |

## Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report for a presentation of compensation plans under which equity securities of the Company are authorized for issuance.

## Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on our common stock against the cumulative total return of the CRSP Total Return Index for the Nasdaq Stock Market (U.S. companies) and the CRSP Total Return Index for the Nasdaq Trucking and Transportation Stocks for the period of five years commencing December 31, 2002 and ending December 31, 2007. The graph assumes that the value of the investment in our common stock and in each index was $100 on December 31, 2002 and that all dividends were reinvested.


$300
$250
$200
$150
$100
$50
$0

| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|
| PTSI | $100.00 | $84.83 | $73.82 | $70.57 | $87.35 | $61.64 |
| Nasdaq Stock Market U.S. | $100.00 | $149.51 | $162.71 | $166.17 | $182.56 | $197.98 |
| Nasdaq Trucking & Transportation Stocks | $100.00 | $143.22 | $183.59 | $191.80 | $222.99 | $239.02 |

PTSI — Nasdaq Stock Market U.S. — Nasdaq Trucking & Transportation Stocks

## Item 6. Selected Financial Data.

The following selected financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Report.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands, except earnings per share amounts) | | | | |
| **Statement of Operations Data:** | | | | | |
| Operating revenues: | | | | | |
| Operating revenues, before fuel surcharge | $ 351,701 | $ 351,373 | $ 326,353 | $ 309,475 | $ 293,547 |
| Fuel surcharge (1) | 57,140 | 48,896 | 34,527 | 15,591 | 7,491 |
| Total operating revenues | 408,841 | 400,269 | 360,880 | 325,066 | 301,038 |
| Operating expenses: | | | | | |
| Salaries, wages and benefits | 135,606 | 127,539 | 122,005 | 119,519 | 119,350 |
| Fuel expense (2) | 114,242 | 97,286 | 81,017 | 55,645 | 42,883 |
| Rent and purchased transportation | 38,718 | 43,844 | 39,074 | 38,938 | 35,287 |
| Depreciation and amortization | 38,759 | 33,929 | 31,376 | 30,016 | 26,601 |
| Operating supplies (1)(2) | 30,845 | 25,682 | 23,114 | 21,718 | 20,358 |
| Operating taxes and licenses | 17,520 | 16,421 | 15,776 | 15,488 | 14,710 |
| Insurance and claims | 17,591 | 16,389 | 15,992 | 15,820 | 13,500 |
| Communications and utilities | 3,113 | 2,642 | 2,648 | 2,690 | 2,540 |
| Other | 7,130 | 5,426 | 6,205 | 5,131 | 4,755 |
| (Gain) loss on sale or disposal of property | (48) | 47 | 147 | 915 | 368 |
| Total operating expenses | 403,476 | 369,205 | 337,354 | 305,880 | 280,352 |
| Operating income | 5,365 | 31,064 | 23,526 | 19,186 | 20,686 |
| Non-operating income | 1,707 | 448 | 477 | 464 | 276 |
| Interest expense | (2,453) | (1,475) | (1,881) | (1,758) | (1,667) |
| Income before income taxes | 4,619 | 30,037 | 22,122 | 17,892 | 19,295 |
| Income taxes | 1,966 | 12,073 | 8,983 | 7,304 | 7,805 |
| Net income | $ 2,653 | $ 17,964 | $ 13,139 | $ 10,588 | $ 11,490 |
| Earnings per common share: | | | | | |
| Basic | $ 0.26 | $ 1.74 | $ 1.20 | $ 0.94 | $ 1.02 |
| Diluted | $ 0.26 | $ 1.74 | $ 1.20 | $ 0.94 | $ 1.01 |
| Average common shares outstanding – Basic | 10,238 | 10,296 | 10,966 | 11,298 | 11,291 |
| Average common shares outstanding – Diluted(3) | 10,239 | 10,302 | 10,976 | 11,324 | 11,326 |

(1) In order to conform to industry practice, during 2004 the Company began to classify fuel surcharges charged to customers as revenue rather than as a reduction of operating supplies expense. This reclassification has no effect on net operating income, net income or earnings per share. The Company has made corresponding reclassifications to comparative periods shown.

(2) Because of the increased impact of fuel costs on the Company's results of operations in recent years, during 2006 the Company began to separately display as a line item "Fuel expense" for amounts paid for fuel which had previously been aggregated with other operating supplies and included in the line item "Operating supplies". This reclassification has no effect on net operating income, net income or earnings per share. The Company has made corresponding reclassifications to comparative periods shown.

(3) Diluted income per share for 2007, 2006, 2005, 2004 and 2003 assumes the exercise of stock options to purchase an aggregate of 19,213, 55,738, 22,297, 62,224 and 77,758 shares of common stock, respectively.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | | | (in thousands) | | |
| **Balance Sheet Data:** | | | | | |
| Total assets | $319,904 | $314,246 | $293,441 | $285,349 | $264,849 |
| Long-term debt, excluding current portion | 44,172 | 21,205 | 39,693 | 23,225 | 26,740 |
| Stockholders' equity | 179,377 | 185,028 | 164,762 | 168,543 | 156,875 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Operating Data:** | | | | | |
| Operating ratio (1) | 98.5% | 91.2% | 92.8% | 93.8% | 92.9% |
| Average number of truckloads per week | 7,849 | 7,200 | 6,946 | 7,278 | 7,105 |
| Average miles per trip | 647 | 659 | 680 | 664 | 701 |
| Total miles traveled (in thousands) | 246,801 | 229,810 | 228,624 | 235,894 | 242,890 |
| Average miles per truck | 118,483 | 123,156 | 125,479 | 127,124 | 131,934 |
| Average revenue, before fuel surcharge per truck per day | $ 695 | $ 778 | $ 740 | $ 684 | $ 653 |
| Average revenue, before fuel surcharge per loaded mile | $ 1.38 | $ 1.43 | $ 1.33 | $ 1.19 | $ 1.13 |
| Empty mile factor | 6.5% | 5.9% | 5.5% | 4.7% | 4.5% |
| **At end of period:** | | | | | |
| Total company-owned/leased trucks | 2,055(2) | 1,998(3) | 1,792(4) | 1,857(5) | 1,913(6) |
| Average age of trucks (in years) | 1.75 | 1.55 | 1.43 | 1.70 | 1.94 |
| Total trailers | 4,882 | 4,540 | 4,406 | 4,257 | 4,175 |
| Average age of trailers (in years) | 4.44 | 4.16 | 3.92 | 4.69 | 5.15 |
| Number of employees | 3,181 | 3,062 | 3,035 | 2,736 | 2,765 |

(1) Total operating expenses, net of fuel surcharge as a percentage of operating revenues, before fuel surcharge.
(2) Includes 55 owner operator trucks; (3) Includes 49 owner operator trucks; (4) Includes 50 owner operator trucks.
(5) Includes 85 owner operator trucks; (6) Includes 103 owner operator trucks.

The Company has not declared or paid any cash dividends during any of the periods presented above.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

### Business Overview

The Company's administrative headquarters are in Tontitown, Arkansas. From this location we manage operations conducted through wholly owned subsidiaries based in various locations around the United States and Canada. The operations of these subsidiaries can generally be classified into either truckload services or brokerage and logistics services. Truckload services include those transportation services in which we utilize company owned trucks or owner-operator owned trucks. Brokerage and logistics services consist of services such as transportation scheduling, routing, mode selection, transloading and other value added services related to the transportation of freight which may or may not involve the usage of company owned or owner-operator owned equipment. Both our truckload operations and our brokerage/logistics operations have similar economic characteristics and are impacted by virtually the same economic factors as discussed elsewhere in this Report. All of the Company's operations are in the motor carrier segment.

For both operations, substantially all of our revenue is generated by transporting freight for customers and is predominantly affected by the rates per mile received from our customers, equipment utilization, and our percentage of non-compensated miles. These aspects of our business are carefully managed and efforts are continuously underway to achieve favorable results. Truckload services revenues, excluding fuel surcharges, represented 90.4%, 87.8%, and 88.0% of total revenues, excluding fuel surcharges for the twelve months ended December 31, 2007, 2006, and 2005, respectively.

The main factors that impact our profitability on the expense side are costs incurred in transporting freight for our customers. Currently our most challenging costs include fuel, driver recruitment, training, wage and benefit costs, independent broker costs (which we record as purchased transportation), insurance, and maintenance and capital equipment costs.

In discussing our results of operations we use revenue, before fuel surcharge, (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue allows a more consistent basis for comparing our results of operations from period to period. During 2007, 2006 and 2005, approximately $57.1 million, $48.9 million and $34.5 million, respectively, of the Company's total revenue was generated from fuel surcharges. We also discuss certain changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe the high variable cost nature of certain expenses makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

**Results of Operations - Truckload Services**

The following table sets forth, for truckload services, the percentage relationship of expense items to operating revenues, before fuel surcharges, for the periods indicated. Fuel costs are shown net of fuel surcharges.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Operating revenues, before fuel surcharge | 100.0% | 100.0% | 100.0% |
| Operating expenses: | | | |
| Salaries, wages and benefits | 42.0 | 40.6 | 41.8 |
| Fuel expense, net of fuel surcharge | 18.2 | 16.0 | 16.6 |
| Rent and purchased transportation | 2.5 | 1.7 | 1.2 |
| Depreciation and amortization | 12.2 | 11.0 | 10.9 |
| Operating supplies | 9.7 | 8.3 | 8.0 |
| Operating taxes and licenses | 5.5 | 5.3 | 5.5 |
| Insurance and claims | 5.5 | 5.3 | 5.5 |
| Communications and utilities | 0.9 | 0.8 | 0.9 |
| Other | 2.0 | 1.6 | 1.8 |
| Loss on sale or disposal of property | 0.0 | 0.0 | 0.1 |
| Total operating expenses | 98.5 | 90.6 | 92.3 |
| Operating income | 1.5 | 9.4 | 7.7 |
| Non-operating income | 0.5 | 0.1 | 0.1 |
| Interest expense | (0.7) | (0.4) | (0.5) |
| Income before income taxes | 1.3% | 9.1% | 7.3% |

**2007 Compared to 2006**

For the year ended December 31, 2007, truckload services revenue, before fuel surcharges, increased 3.0% to $317.9 million as compared to $308.7 million for the year ended December 31, 2006. The increase was primarily due to an 11.6% increase in the average size of the Company's truck fleet from 1,866 units in 2006 to 2,083 units in 2007. However, a 4.1% decrease in the average rate per total mile charged to customers from approximately $1.34 during 2006 to approximately $1.29 during 2007 and a decrease in the average daily miles traveled per unit from 509 miles in 2006 to 488 miles in 2007 partially offset revenue growth attributable to fleet growth.

Salaries, wages and benefits increased from 40.6% of revenues, before fuel surcharges, in 2006 to 42.0% of revenues, before fuel surcharges, in 2007 which represents an increase from $125.4 million in 2006 to $133.5 million in 2007. The increase relates primarily to an increase in driver wages as the number of company driver compensated miles increased from 229.8 million miles in 2006 to 246.8 million miles in 2007. Also contributing to the increase was an increase in driver lease expense and amounts recorded for employee health insurance expense. Driver lease expense, which is a component of salaries, wages and benefits, increased from $6.2 million in 2006 to $7.8 million in 2007, as the average number of owner operators under contract increased from 45 during 2006 to 57 during 2007. Employee health insurance expense increased from $4.3 million in 2006 to $6.3 million in 2007 as a result of healthcare cost increases, in general, and to an increase in the number and severity of health claims reported during 2007 as compared to 2006. Partially offsetting the increases discussed above was a decrease in amounts accrued for employee bonus plans during 2007 as compared to 2006.

Fuel expense increased from 16.0% of revenues, before fuel surcharges, in 2006 to 18.2% of revenues, before fuel surcharges, in 2007 which represents an increase from $49.4 million during 2006 to $57.8 million during 2007. The increase was primarily due to higher fuel prices as the average price paid per gallon of diesel fuel increased from $2.55 per gallon during 2006 to $2.76 per gallon during 2007. During periods of rising fuel prices the Company is often able to partially offset fuel cost increases through the use of fuel surcharges charged to customers. The Company collected fuel surcharges of approximately $47.8 million during 2006 compared to fuel surcharge collections of $56.4 million during 2007.

Rent and purchased transportation increased from 1.7% of revenues, before fuel surcharges, in 2006 to 2.5% of revenues, before fuel surcharges, in 2007. The increase relates primarily to an increase in amounts paid to third party transportation service providers for intermodal services.

Depreciation and amortization increased from 11.0% of revenues, before fuel surcharges, in 2006 to 12.2% of revenues, before fuel surcharges, in 2007 representing an increase from $33.9 million during 2006 to $38.7 million during 2007. Depreciation expense increased primarily due to an increase in the average size of the Company-owned truck fleet from 1,820 trucks during 2006 to 2,027 trucks during 2007. To a lesser extent, a larger trailer fleet and higher new trailer prices also contributed to the increase.

Operating supplies and expenses increased from 8.3% of revenues, before fuel surcharges, in 2006 to 9.7% of revenues, before fuel surcharges, in 2007. The increase relates primarily to an increase in amounts paid to third party driver training schools, driver layover pay, and for truck repairs expense.

Operating taxes and licenses increased from 5.3% of revenues, before fuel surcharges, in 2006 to 5.5% of revenues, before fuel surcharges, in 2007. Operating taxes and licenses, which consists primarily of fuel taxes, increased from $16.4 million during 2006 to $17.5 million during 2007. Fuel tax expense is primarily affected by the number of gallons of diesel fuel purchased which is primarily a factor of the number of miles traveled and the miles-per-gallon ("mpg") achieved. During 2007, a decrease in the average mpg to 5.91 from an average mpg of 5.94 during 2006 combined with an increase in the number of miles traveled to 246.8 million in 2007 from 229.8 million miles in 2006, resulted in an increase in the number of diesel fuel gallons purchased.

Insurance and claims expense increased from 5.3% of revenues, before fuel surcharges, in 2006 to 5.5% of revenues, before fuel surcharges, in 2007. The increase represents an increase from $16.4 million during 2006 to $17.6 million during 2007. The increase relates primarily to an increase in auto liability insurance premiums which are determined based on a negotiated rate-per-mile ("NRPM") with the Company's insurance carrier. During 2007, the number of miles used to calculate the premiums increased to 246.8 million miles from 229.8 million miles which translated into increased auto liability insurance expense. During October 2007 the Company's auto liability insurance policy was renewed at a rate which represented a 5.5% reduction in the NRPM and since that time this lower rate-per-mile has helped to partially offset the increase in auto liability insurance expense associated with the increase in miles traveled during 2007 as compared to 2006.

Other expenses increased from 1.6% of revenues, before fuel surcharges, in 2006 to 2.0% of revenues, before fuel surcharges, in 2007. The increase relates primarily to an increase in amounts paid for outsourcing shop employees at the Company's terminals during 2007 as compared to 2006. Also contributing to the increase was a one-time expense accrual of approximately $300,000 during December 2007 to settle a 1986 environmental remediation claim in which the Company was found partly liable for remediation.

The truckload services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, increased to 98.6% for 2007 from 90.6% for 2006.

**2006 Compared to 2005**

For the year ended December 31, 2006, truckload services revenue, before fuel surcharges, increased 7.5% to $308.7 million as compared to $287.1 million for the year ended December 31, 2005. The increase was primarily due to a 6.9% increase in the average rate per total mile charged to customers from approximately $1.26 during 2005 to approximately $1.34 during 2006. Also contributing to the increase was a slight increase in the average size of the Company's truck fleet from 1,822 units in 2005 to 1,866 units in 2006, however, a decrease in the average daily miles traveled per unit from 519 miles in 2005 to 509 miles in 2006 partially offset revenue growth attributable to our fleet growth.

Salaries, wages and benefits decreased from 41.8% of revenues, before fuel surcharges, in 2005 to 40.6% of revenues, before fuel surcharges, in 2006. The decrease relates primarily to a decrease in driver lease expense, which is a component of salaries, wages and benefits, as the average number of owner operators under contract decreased from 66 during 2005 to 45 during 2006. The decrease associated with driver lease expense was partially offset by an increase in amounts paid to the corresponding company driver replacement, and in other costs normally absorbed by the owner operator such as repairs and fuel. The settlement of claims for amounts less than the estimated reserve under the Company's self-insured workers' compensation plan also contributed to the decrease. Although to a lesser degree, the effect of higher revenues without a corresponding increase in those wages with fixed cost characteristics, such as general and administrative wages, also contributed to the decrease in salaries, wages and benefits as a percentage of revenues, before fuel surcharges. Partially offsetting the decreases discussed above was an increase in amounts accrued for employee bonus plans and an increase in driver pay as a result of the modified driver pay plans implemented in January 2006. Management anticipates that salaries, wages and benefits will increase to the extent the Company is unable to pass the additional costs to customers in the form of rate increases.

Fuel expense decreased from 16.6% of revenues, before fuel surcharges, in 2005 to 16.0% of revenues, before fuel surcharges, in 2006. Fuel costs, net of fuel surcharges, increased from $47.6 million during 2005 to $49.4 million during 2006 primarily due to higher fuel prices. During periods of rising fuel prices the Company is often able to recoup a portion of the increase through fuel surcharges passed along to its customers. The Company collected approximately $34.5 million in fuel surcharges during 2005 and $48.9 million during 2006. Fuel costs were also affected by the replacement of owner operators with Company drivers as discussed above.

Rent and purchased transportation increased from 1.2% of revenues, before fuel surcharges, in 2005 to 1.7% of revenues, before fuel surcharges, in 2006. The increase relates primarily to an increase in amounts paid to third party transportation service providers for intermodal services.

Depreciation and amortization increased from 10.9% of revenues, before fuel surcharges, in 2005 to 11.0% of revenues, before fuel surcharges, in 2006. Depreciation expense increased from $31.3 million during 2005 to $33.9 million during 2006 primarily due to an increase in the size of the Company-owned truck fleet from 1,742 trucks in service at the end of 2005 to 1,949 trucks in service at the end of 2006. To a lesser extent, a larger trailer fleet and higher new trailer prices also contributed to the increase.

Operating supplies and expenses increased from 8.0% of revenues, before fuel surcharges, in 2005 to 8.3% of revenues, before fuel surcharges, in 2006. The increase relates to an increase in amounts paid to third party driver training schools and for truck repairs expense. Truck repairs expense increased in part as a result of the replacement of owner operators with Company drivers as discussed above.

Operating taxes and licenses decreased from 5.5% of revenues, before fuel surcharges, in 2005 to 5.3% of revenues, before fuel surcharges, in 2006. Operating taxes and licenses, which consists primarily of fuel taxes, increased slightly from $15.8 million during 2005 to $16.4 million during 2006. Fuel tax expense is primarily affected by both the number of miles traveled and the miles-per-gallon (mpg) achieved. During 2006 the Company experienced a lower mpg of 5.94 as compared to a mpg of 6.11 during 2005 as the Company continued the replacement of older trucks with new trucks containing the less efficient EPA-compliant engines originally mandated for all engines produced after October 1, 2002. Also contributing to the increase was an increase in the number of miles traveled from 228.6 million in 2005 to 229.8 million in 2006.

Insurance and claims expense decreased from 5.5% of revenues, before fuel surcharges, in 2005 to 5.3% of revenues, before fuel surcharges, in 2006. During the third quarter of 2005 the Company and one of its insurance providers renegotiated the method used in determining the Company's auto liability insurance premiums which were previously based on a specified rate per one hundred dollars of revenue. This method had the unintended consequence of penalizing the Company with increased insurance costs solely from passing higher costs along to its customers in the form of rate increases. As a result of these renegotiations, the method of determining the Company's auto liability insurance premium was amended to use the number of miles traveled instead of revenue generated which allowed the Company to recognize a credit of approximately $600,000 against insurance expense during the third quarter of 2005. Excluding the effect of this credit, insurance and claims expense decreased from 5.8% of revenues, before fuel surcharges, during 2005 to 5.3% of revenues, before fuel surcharges, during 2006. This decrease, as a percentage of revenue, was due to the effect of an increase in Company revenues due to rate increases which dilutes the impact of mileage based expenses. During the third quarter of 2006 the Company's auto liability insurance policy renewal negotiations resulted in a rate increase of approximately 4.4% and management expects insurance expense to increase to the extent the Company is unable to pass the additional insurance costs to customers in the form of rate increases.

Other expenses decreased from 1.8% of revenues, before fuel surcharges, in 2005 to 1.6% of revenues, before fuel surcharges, in 2006. The decrease relates primarily to a decrease in amounts considered as uncollectible revenue during 2006 as compared to 2005. This decrease was partially offset by an increase in amounts paid for advertising expense during 2006 as compared to 2005.

The truckload services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, decreased to 90.6% for 2006 from 92.3% for 2005.

**Results of Operations - Logistics and Brokerage Services**

The following table sets forth, for logistics and brokerage services, the percentage relationship of expense items to operating revenues, before fuel surcharges, for the periods indicated. Brokerage service operations occur specifically in certain divisions; however, brokerage operations occur throughout the Company in similar operations having substantially similar economic characteristics. Rent and purchased transportation, which includes costs paid to third party carriers, are shown net of fuel surcharges.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Operating revenues, before fuel surcharge | 100.0% | 100.0% | 100.0% |
| Operating expenses: | | | |
| Salaries, wages and benefits | 6.3 | 5.0 | 5.1 |
| Fuel expense | 0.0 | 0.0 | 0.0 |
| Rent and purchased transportation, net of fuel surcharge | 88.9 | 88.3 | 88.0 |
| Depreciation and amortization | 0.0 | 0.0 | 0.2 |
| Operating supplies | 0.0 | 0.0 | 0.0 |
| Operating taxes and licenses | 0.0 | 0.0 | 0.0 |
| Insurance and claims | 0.1 | 0.0 | 0.1 |
| Communications and utilities | 0.3 | 0.3 | 0.4 |
| Other | 2.1 | 1.4 | 2.5 |
| Loss on sale or disposal of property | 0.0 | 0.0 | 0.0 |
| Total operating expenses | 97.7 | 95.0 | 96.3 |
| Operating income | 2.3 | 5.0 | 3.7 |
| Non-operating income | 0.0 | 0.0 | 0.0 |
| Interest expense | (0.4) | (0.4) | (0.6) |
| Income before income taxes | 1.9% | 4.6% | 3.1% |

**2007 Compared to 2006**

For the year ended December 31, 2007, logistics and brokerage services revenues, before fuel surcharges, decreased 20.9% to $33.8 million as compared to $42.7 million for the year ended December 31, 2006. The decrease was primarily the result of a 22.2% decrease in the number of loads brokered during 2007 as compared to 2006.

Rent and purchased transportation increased from 88.3% of revenues, before fuel surcharges, in 2006 to 88.9% of revenues, before fuel surcharges, in 2007. The increase relates to an increase in amounts charged by third party logistics and brokerage service providers primarily as a result of higher fuel costs.

Other expenses increased from 1.4% of revenues, before fuel surcharges, in 2006 to 2.1% of revenues, before fuel surcharges, in 2007. The increase relates primarily to an increase in amounts considered as uncollectible revenue during 2007 as compared to 2006.

The logistics and brokerage services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, increased to 97.7% for 2007 from 95.0% for 2006.

**2006 Compared to 2005**

Logistics and brokerage services revenues, before fuel surcharges, increased 8.9% to $42.7 million for the year ended December 31, 2006 as compared to $39.2 million for the year ended December 31, 2005. The increase was primarily the result of rate increases charged to customers to recover increases in amounts charged by third party logistics and brokerage service providers, and to a lesser extent, an increase in the number of loads brokered.

Rent and purchased transportation increased from 88.0% of revenues, before fuel surcharges, in 2005 to 88.3% of revenues, before fuel surcharges, in 2006. The increase relates to an increase in amounts charged by third party logistics and brokerage service providers primarily as a result of higher fuel costs.

Other expenses decreased from 2.5% of revenues, before fuel surcharges, in 2005 to 1.4% of revenues, before fuel surcharges, in 2006. The decrease relates primarily to a decrease in amounts considered as uncollectible revenue during 2006 as compared to 2005.

The logistics and brokerage services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, decreased to 95.0% for 2006 from 96.3% for 2005.

**Results of Operations - Combined Services**

**2007 Compared to 2006**

Income tax expense was approximately $2.0 million in 2007 resulting in an effective rate of 42.6% as compared to income tax expense of approximately $12.1 million in 2006 which resulted in an effective rate of 40.2%. The effective tax rate differs from the statutory rate primarily due to the existence of partially non-deductible meal and incidental expense per-diem payments to company drivers. These per-diem payments may cause a significant difference in the Company's effective tax rate from period-to-period as the proportion of non-deductible expenses to pre-tax net income increases or decreases.

We have determined, based on significant judgment, that a valuation allowance against our deferred tax assets has not been necessary. Management evaluates the realizability of its deferred tax assets based upon negative and positive evidence available and based on the evidence available at this time, management concludes that it is "more likely than not" that we will be able to realize the benefit of our deferred tax assets in the near future.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"), on January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the position will be sustained on examination by taxing authorities, based on the technical merits of the position. Upon adoption and as of December 31, 2007, there were no unrecognized tax benefits and an adjustment to the Company's consolidated financial statements for uncertain tax positions was not required as management believes that the Company's significant tax positions taken in income tax returns filed or to be filed are supported by clear and unambiguous income tax laws.

The Company and its subsidiaries are subject to U.S. and Canadian federal income tax laws as well as the income tax laws of multiple state jurisdictions. The major tax jurisdictions in which we operate generally provide for a deficiency assessment statute of limitation period of three years and as a result, the Company's tax years 2004 through 2006 remain open to examination in those jurisdictions. During 2007, the Company has not recognized or accrued any interest or penalties related to uncertain income tax positions and does not believe it is reasonably possible that our unrecognized tax benefits will significantly change within the next twelve months.

Net income for all divisions was $2.7 million, or 0.8% of revenues, before fuel surcharge for 2007 as compared to $18.0 million or 5.1% of revenues, before fuel surcharge for 2006. The decrease in net income combined with the effect of treasury stock repurchases resulted in a decrease in diluted earnings per share to $0.26 for 2007 compared to $1.74 for 2006.

### 2006 Compared to 2005

Net income for all divisions was $18.0 million, or 5.1% of revenues, before fuel surcharge for 2006 as compared to $13.1 million or 4.0% of revenues, before fuel surcharge for 2005. The increase in net income combined with the effect of treasury stock repurchases resulted in an increase in diluted earnings per share to $1.74 for 2006 compared to $1.20 for 2005.

### Quarterly Results of Operations

The following table presents selected consolidated financial information for each of our last eight fiscal quarters through December 31, 2007. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.

| | Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Mar. 31, 2007 | June 30, 2007 | Sept. 30, 2007 | Dec. 31, 2007 | Mar. 31, 2006 | June 30, 2006 | Sept. 30, 2006 | Dec. 31, 2006 |
| | (unaudited) (in thousands, except earnings per share data) | | | | | | | |
| Operating revenues | $98,809 | $106,700 | $101,171 | $102,162 | $100,525 | $103,365 | $99,874 | $96,505 |
| Total operating expenses | 96,475 | 102,528 | 100,688 | 103,785 | 91,473 | 94,375 | 94,202 | 89,154 |
| Operating income (loss) | 2,334 | 4,172 | 483 | (1,623) | 9,052 | 8,990 | 5,672 | 7,351 |
| Net income (loss) | 1,265 | 2,192 | 36 | (840) | 5,183 | 5,241 | 3,268 | 4,272 |
| Earnings (loss) per common share: | | | | | | | | |
| Basic | $0.12 | $0.21 | $0.00 | $(0.08) | $0.50 | $0.51 | $0.32 | $0.41 |
| Diluted | $0.12 | $0.21 | $0.00 | $(0.08) | $0.50 | $0.51 | $0.32 | $0.41 |

### Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, proceeds from the sales of revenue equipment, issuances of equity securities, and borrowings under our lines of credit.

During 2007, we generated $45.2 million in cash from operating activities compared to $60.7 million and $23.7 million in 2006 and 2005, respectively. Investing activities used $61.7 million in cash during 2007 compared to $42.7 million and $41.0 million in 2006 and 2005, respectively. The cash used in all three years related primarily to the purchase of revenue equipment (trucks and trailers) used in our operations. Financing activities provided $15.9 million in cash during 2007 compared to financing activities in 2006 and 2005 which used $18.1 million and $1.2 million, respectively. See Consolidated Statements of Cash Flows.

Our primary use of funds is for the purchase of revenue equipment. We typically use our existing lines of credit on an interim basis, in addition to cash flows from operations, to finance capital expenditures and repay long-term debt. During 2007 and 2006, we utilized cash on hand and our lines of credit to finance revenue equipment purchases for an aggregate of $72.6 million and $50.7 million, respectively.

Occasionally we finance the acquisition of revenue equipment through installment notes with fixed interest rates and terms ranging from 36 to 48 months, however as of December 31, 2007 and 2006, we had no outstanding indebtedness under such installment notes.

In order to maintain our truck and trailer fleet count it is often necessary to purchase replacement units and place them in service before trade units are removed from service. The timing difference created during this process often requires the Company to pay for new units without any reduction in price for trade units. In this situation, the Company later receives payment for the trade units as they are delivered to the equipment vendor and have passed vendor inspection. During the twelve months ended December 31, 2007 and 2006, the Company received approximately $5.9 million and $9.9 million, respectively, for units delivered for trade.

We maintain two separate $30.0 million revolving lines of credit (Line A and Line B, respectively) with separate financial institutions. Amounts outstanding under Line A bear interest at LIBOR (determined as of the first day of each month) plus 1.25% (6.48% at December 31, 2007), are secured by our accounts receivable and mature on May 31, 2009. At December 31, 2007 outstanding advances on line A were approximately $28.5 million, including $300,000 in letters of credit, with availability to borrow $1.5 million. Amounts outstanding under Line B bear interest at LIBOR (determined on the last day of the previous month) plus 1.15% (6.39% at December 31, 2007), are secured by revenue equipment and mature on June 30, 2008, however the Company has the intent and ability to extend the terms of this line of credit for an additional one year period until June 30, 2009. At December 31, 2007, $17.5 million, including $2.5 million in letters of credit were outstanding under Line B with availability to borrow $12.5 million. In an effort to reduce interest rate risk associated with these floating rate facilities, we entered into interest rate swap agreements in an aggregate notional amount of $20.0 million that terminated in 2006. For additional information regarding the interest rate swap agreements, see Item 7A of this Report.

Marketable equity securities available for sale at December 31, 2007 increased approximately $2.8 million as compared to December 31, 2006. During the year ended December 31, 2007, the Company purchased approximately $5.4 million of equity securities with the remaining increase or decrease attributable to changes in the market value of the investments, net of sales and other-than-temporary write-downs. These securities, combined with equity securities purchased in prior periods, have a combined cost basis of approximately $13.9 million and a combined fair market value of approximately $17.3 million. The Company has developed a strategy to invest in securities from which it expects to receive dividends that qualify for favorable tax treatment, as well as, appreciate in value. The Company anticipates that increases in the market value of the investments combined with dividend payments will exceed interest rates paid on borrowings for the same period. During 2007 the Company had net unrealized pre-tax losses of approximately $1.9 million and received dividends of approximately $655,000. The holding term of these securities depends largely on the general economic environment, the equity markets, borrowing rates and the Company's cash requirements.

Accounts receivable-other at December 31, 2007 increased approximately $4.0 million as compared to December 31, 2006. During 2007, the Company contracted with a third-party qualified intermediary in order to implement a like-kind exchange tax program. Under the program, dispositions of eligible trucks or trailers and acquisitions of replacement trucks or trailers are made in a form whereby any associated tax gains related to the disposal are deferred. To qualify for like-kind exchange treatment, we exchange, through our qualified intermediary, eligible trucks or trailers being disposed with trucks or trailers being acquired. At December 31, 2007 approximately $4.1 million of tractor and trailer sales proceeds were being held by the third-party qualified intermediary. The Company intends to use these $4.1 million in sales proceeds during 2008 to purchase qualified replacement tractors or trailers.

Revenue equipment, which generally consists of trucks, trailers, and revenue equipment accessories such as Qualcomm™ satellite tracking units, increased approximately $5.2 million as compared to December 31, 2006. The increase is primarily related to the net effect of purchasing approximately 610 trucks and 530 trailers during 2007 while only disposing of approximately 590 trucks and 340 trailers during 2007. Also contributing to the increase was an increase in the cost of new truck and trailer units as compared to the units they replaced and to the acquisition of additional Qualcomm™ satellite tracking units. At December 31, 2007, approximately 70 trucks included in revenue equipment had been placed in inactive status as they were prepared for sale or trade. The sale or trade of these trucks in 2008 will reduce the carrying amount of the Company's revenue equipment and accumulated depreciation at the time of sale or trade.

Accounts payable at December 31, 2007 decreased approximately $13.2 million as compared to December 31, 2006. The decrease is primarily related to $14.3 million in truck and trailer purchases made during December 2006 for which payment was made in January 2007 as the Company increased its December 2006 truck purchases in an effort to delay purchasing trucks with the 2007 model diesel engines. The 2007 model diesel engines are designed to meet stricter EPA emission standards and were discussed in this report above in "Part I, Item 1, Revenue Equipment".

Long-term debt at December 31, 2007 increased approximately $23.0 million as compared to December 31, 2006. The increase relates primarily to borrowings against the Company's two lines of credit in order to finance the purchase of replacement trucks and trailers. During 2007, purchases of revenue equipment, net of sales or trade proceeds received for retired revenue equipment, required the use of cash or borrowings against the lines of credit of approximately $50.4 million. Also, approximately $12.7 million of cash provided by operating activities, which would have been available to purchase revenue equipment, was used to purchase approximately $7.3 million of treasury stock and $5.4 million of marketable investments.

Treasury stock at December 31, 2007 increased approximately $7.3 million as the Company purchased 471,500 shares of its common stock at various times throughout 2007 as part of a stock repurchase plan approved by the Company's Board of Directors during May 2007. The stock repurchase plan authorizes the purchase of up to 600,000 shares of the Company's common stock and expires in May 2008.

For 2008, we expect to purchase approximately 550 new trucks and approximately 730 trailers while continuing to sell or trade older equipment, which we expect to result in net capital expenditures of approximately $45.1 million. Management believes we will be able to finance our near term needs for working capital over the next twelve months, as well as acquisitions of revenue equipment during such period, with cash balances, cash flows from operations, and borrowings believed to be available from financing sources. We will continue to have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our anticipated future cash flows and sources of financing that we expect will be available to us, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

**Contractual Obligations and Commercial Commitments**

The following table sets forth the Company's contractual obligations and commercial commitments as of December 31, 2007:

| | Payments due by period (in thousands) | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 to 3 Years | 4 to 5 Years | More than 5 Years |
| Long-term debt | $46,237 | $2,065 | $44,172 | $ - | $ - |
| Operating leases (1) | 1,741 | 520 | 762 | 379 | 80 |
| Total | $47,978 | $ 2,585 | $44,934 | $ 379 | $ 80 |

(1) Represents building, facilities, and drop yard operating leases.

**Off-Balance Sheet Arrangements**

The Company has no off-balance sheet arrangements as defined in Regulation S-K 303 (a)(4)(ii) issued by the Securities and Exchange Commission.

**Insurance**

With respect to physical damage for trucks, cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have per occurrence deductibles of $2,500, $10,000 and $2,500 respectively. The Company maintains workers' compensation coverage in Arkansas, Ohio, Oklahoma, Mississippi, and Florida with a $500,000 self-insured retention and a $500,000 per occurrence excess policy. The Company has elected to opt out of workers' compensation coverage in Texas and is providing coverage through the P.A.M. Texas Injury Plan. The Company has reserved for estimated losses to pay such claims as well as claims incurred but not yet reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation claims. Letters of credit aggregating $400,000 and certificates of deposit totaling $200,000 are held by banks as security for workers' compensation claims. The Company self insures for employee health claims with a stop loss of $200,000 per covered employee per year and estimates its liability for claims incurred but not reported.

**Inflation**

Inflation has an impact on most of our operating costs. Recently, the effect of inflation has been minimal.

Competition for drivers has increased in recent years, leading to increased labor costs. While increases in fuel and driver costs affect our operating costs, we do not believe that the effects of such increases are greater for us than for other trucking concerns.

**Adoption of Accounting Policies**

See "Item 8. Financial Statements and Supplementary Data, Note 1 to the Consolidated Financial Statements - Recent Accounting Pronouncements."

**Critical Accounting Policies**

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The policies described below represent those that are broadly applicable to the Company's operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

*Accounts Receivable.* We continuously monitor collections and payments from our customers, third parties and vendors and maintain a provision for estimated credit losses based upon our historical experience and any specific collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

*Property and equipment.* Management must use its judgment in the selection of estimated useful lives and salvage values for purposes of depreciating trucks and trailers which in some cases do not have guaranteed residual values. Estimates of salvage value at the expected date of trade-in or sale are based on the expected market values of equipment at the time of disposal which, in many cases include guaranteed residual values by the manufacturers.

*Self Insurance.* The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data either provided by outside claims administrators or developed internally. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

*Revenue Recognition.* Revenue is recognized in full upon completion of delivery to the receiver's location. For freight in transit at the end of a reporting period, the Company recognizes revenue prorata based on relative transit miles completed as a portion of the estimated total transit miles. Expenses are recognized as incurred.

*Prepaid Tires.* Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in prepaid expenses and deposits and are amortized over a 24-month period. Costs related to tire recapping are expensed when incurred.

*Income Taxes.* Significant management judgment is required to determine the provision for income taxes and to determine whether deferred income tax assets will be realized in full or in part. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When it is more likely that all or some portion of specific deferred income tax assets will not be realized, a valuation allowance must be established for the amount of deferred income tax assets that are determined not to be realizable. A valuation allowance for deferred income tax assets has not been deemed to be necessary. Accordingly, if the facts or financial circumstances were to change, thereby impacting the likelihood of realizing the deferred income tax assets, judgment would need to be applied to determine the amount of valuation allowance required in any given period.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

*Business Combinations and Goodwill.* Upon acquisition of an entity, the cost of the acquired entity must be allocated to assets and liabilities acquired. Identification of intangible assets, if any, that meet certain recognition criteria is necessary. This identification and subsequent valuation requires significant judgments. The carrying value of goodwill is tested annually and as of December 31, 2007 the Company determined that there was no impairment. The impairment testing requires an estimate of the value of the Company as a whole, as the Company has determined it only has one reporting unit as defined in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

**Item 7A. Quantitative and Qualitative Disclosures about Market Risk.**

Our primary market risk exposures include equity price risk, interest rate risk, and commodity price risk (the price paid to obtain diesel fuel for our trucks). The potential adverse impact of these risks and the general strategies we employ to manage such risks are discussed below.

The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results of changes in prices or rates may differ materially from the hypothetical results described below.

**Equity Price Risk**

We hold certain actively traded marketable equity securities which subjects the Company to fluctuations in the fair market value of its investment portfolio based on current market price. The recorded value of marketable equity securities increased to $17.3 million at December 31, 2007 from $14.4 million at December 31, 2006. The increase includes additional purchases, net of sales or write-downs, of approximately $4.8 million during 2007 and a decrease in the fair market value of approximately $1.9 million during 2007. A 10% decrease in the market price of our marketable equity securities would cause a corresponding 10% decrease in the carrying amounts of these securities, or approximately $1.7 million. For additional information with respect to the marketable equity securities, see Note 3 to our consolidated financial statements.

**Interest Rate Risk**

Our two lines of credit each bear interest at a floating rate equal to LIBOR plus a fixed percentage. Accordingly, changes in LIBOR, which are effected by changes in interest rates, will affect the interest rate on, and therefore our costs under, the lines of credit. In an effort to manage the risks associated with changing interest rates, we entered into interest rate swap agreements effective February 28, 2001 and May 31, 2001, on notional amounts of $15,000,000 and $5,000,000, respectively. The "pay fixed rates" under the $15,000,000 and $5,000,000 swap agreements were 5.08% and 4.83%, respectively. The "receive floating rate" for both swap agreements was "1-month" LIBOR. These interest rate swap agreements terminated on March 2, 2006 and June 2, 2006, respectively. Assuming $40.0 million of variable rate debt was outstanding under Line "A" and not covered by a hedge agreement for a full fiscal year, a hypothetical 100 basis point increase in LIBOR would result in approximately $400,000 of additional interest expense. For additional information with respect to the interest rate swap agreements, see Note 17 to our consolidated financial statements.

**Commodity Price Risk**

Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of our control. Accordingly, the price and availability of diesel fuel, as well as other petroleum products, can be unpredictable. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. Based upon our 2007 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expenses by $11.4 million.

In July 2001, we entered into an agreement to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under this agreement, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six-month period ended February 28, 2002. The agreement also provided that if during the twelve-month period commencing January 2005, the price of heating oil on the New York Mercantile Exchange ("NY MX HO") fell below $.58 per gallon, we would have been obligated to pay the contract holder the difference between $.58 per gallon and the NY MX HO average price, multiplied by 1,000,000 gallons. Accordingly, in any month in which the holder exercised such right, we would have been obligated to pay the holder $10,000 for each cent by which $.58 exceeded the average NY MX HO price for that month. For example, if the NY MX HO average price during March 2005 was approximately $.54, and if the holder were to exercise its payment right, we would have been obligated to pay the holder approximately $40,000. During the twelve-month period commencing January 2005 the average NY MX HO price remained well above the $.58 per gallon threshold and as of December 31, 2005 the agreement expired without any further obligation of either party. For the twelve-month period ended December 31, 2005 an adjustment of $500,000 was made to reflect the decline in fair value of the agreement which had the effect of reducing operating supplies expense and other current liabilities each by $500,000 in the accompanying consolidated financial statements. For the twelve-month period ended December 31, 2004 an adjustment of $250,000 was made to reflect the decline in fair value of the agreement which had the effect of reducing operating supplies expense and other current liabilities each by $250,000 in the accompanying consolidated financial statements, see Note 17 to our consolidated financial statements.

## Item 8. Financial Statements and Supplementary Data.

The following statements are filed with this report:

Report of Independent Registered Public Accounting Firm – Grant Thornton LLP
Consolidated Balance Sheets - December 31, 2007 and 2006
Consolidated Statements of Income - Years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Shareholders' Equity and Other Comprehensive Income - Years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows - Years ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
P.A.M. Transportation Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of P.A.M. Transportation Services, Inc. (a Delaware corporation) and subsidiaries (collectively, the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), P.A.M. Transportation Services, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 12, 2008

# P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
## DECEMBER 31, 2007 AND 2006
## (in thousands, except share and per share data)

| ASSETS | 2007 | 2006 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $407 | $1,040 |
| Accounts receivable—net: | | |
| Trade | 58,397 | 61,469 |
| Other | 5,349 | 1,361 |
| Inventories | 905 | 819 |
| Prepaid expenses and deposits | 14,978 | 14,928 |
| Marketable equity securities | 17,269 | 14,437 |
| Income taxes refundable | 2,199 | 498 |
| Total current assets | 99,504 | 94,552 |
| PROPERTY AND EQUIPMENT: | | |
| Land | 2,674 | 2,674 |
| Structures and improvements | 9,795 | 9,383 |
| Revenue equipment | 292,133 | 286,933 |
| Office furniture and equipment | 7,482 | 6,890 |
| Total property and equipment | 312,084 | 305,880 |
| Accumulated depreciation | (107,841) | (102,566) |
| Net property and equipment | 204,243 | 203,314 |
| OTHER ASSETS: | | |
| Goodwill | 15,413 | 15,413 |
| Non-compete agreements, net | 17 | 217 |
| Other | 727 | 750 |
| Total other assets | 16,157 | 16,380 |
| TOTAL ASSETS | $319,904 | $314,246 |

(Continued)

**CONSOLIDATED BALANCE SHEETS**
**DECEMBER 31, 2007 AND 2006**
**(in thousands, except share and per share data)**

| **LIABILITIES AND SHAREHOLDERS' EQUITY** | **2007** | **2006** |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable | $25,346 | $38,510 |
| Accrued expenses and other liabilities | 10,323 | 9,994 |
| Current maturities of long-term debt | 2,065 | 1,915 |
| Deferred income taxes—current | 5,117 | 5,658 |
| Total current liabilities | 42,851 | 56,077 |
| Long-term debt—less current portion | 44,172 | 21,205 |
| Deferred income taxes—less current portion | 53,504 | 51,902 |
| Other | - | 34 |
| Total liabilities | 140,527 | 129,218 |
| COMMITMENTS AND CONTINGENCIES (Note 15) | | |
| SHAREHOLDERS' EQUITY | | |
| Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued | - | - |
| Common stock, $.01 par value, 40,000,000 shares authorized; 11,368,207 and 11,362,207 shares issued; 9,838,107 and 10,303,607 shares outstanding at December 31, 2007 and December 31, 2006, respectively | 114 | 114 |
| Additional paid-in capital | 77,557 | 77,309 |
| Accumulated other comprehensive income | 1,921 | 3,142 |
| Treasury stock, at cost; 1,530,100 and 1,058,600 shares, respectively | (25,200) | (17,869) |
| Retained earnings | 124,985 | 122,332 |
| Total shareholders' equity | 179,377 | 185,028 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $319,904 | $314,246 |

(Concluded)

See notes to consolidated financial statements.

## P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

**CONSOLIDATED STATEMENTS OF INCOME**
**YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005**
**(in thousands, except per share data)**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| OPERATING REVENUES: | | | |
| Revenue, before fuel surcharge | $351,701 | $351,373 | $326,353 |
| Fuel surcharge | 57,140 | 48,896 | 34,527 |
| Total operating revenues | 408,841 | 400,269 | 360,880 |
| OPERATING EXPENSES AND COSTS: | | | |
| Salaries, wages and benefits | 135,606 | 127,539 | 122,005 |
| Fuel expense | 114,242 | 97,286 | 81,017 |
| Rents and purchased transportation | 38,718 | 43,844 | 39,074 |
| Depreciation and amortization | 38,759 | 33,929 | 31,376 |
| Operating supplies and expenses | 30,845 | 25,682 | 23,114 |
| Operating taxes and licenses | 17,520 | 16,421 | 15,776 |
| Insurance and claims | 17,591 | 16,389 | 15,992 |
| Communications and utilities | 3,113 | 2,642 | 2,648 |
| Other | 7,130 | 5,426 | 6,205 |
| (Gain) loss on sale or disposal of equipment | (48) | 47 | 147 |
| Total operating expenses and costs | 403,476 | 369,205 | 337,354 |
| OPERATING INCOME | 5,365 | 31,064 | 23,526 |
| NON-OPERATING INCOME | 1,707 | 448 | 477 |
| INTEREST EXPENSE | (2,453) | (1,475) | (1,881) |
| INCOME BEFORE INCOME TAXES | 4,619 | 30,037 | 22,122 |
| FEDERAL AND STATE INCOME TAXES: | | | |
| Current | 217 | 9,768 | 7,572 |
| Deferred | 1,749 | 2,305 | 1,411 |
| Total federal and state income taxes | 1,966 | 12,073 | 8,983 |
| NET INCOME | $2,653 | $17,964 | $13,139 |
| EARNINGS PER COMMON SHARE: | | | |
| Basic | $0.26 | $1.74 | $1.20 |
| Diluted | $0.26 | $1.74 | $1.20 |
| AVERAGE COMMON SHARES OUTSTANDING: | | | |
| Basic | 10,238 | 10,296 | 10,966 |
| Diluted | 10,239 | 10,302 | 10,976 |

See notes to consolidated financial statements.

## .A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

### ONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
### EARS ENDED DECEMBER 31, 2007, 2006 AND 2005
### n thousands)

| | Common Stock Shares | / Amount | Additional Paid-In Capital | Other Comprehensive Income | Accumulated Other Comprehensive Income | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|---|
| ALANCE— January 1, 2005 | 11,303 | $113 | $76,050 | | $1,151 | $ - | $91,229 | $168,543 |
| omponents of comprehensive income: | | | | | | | | |
| Net earnings | | | | $13,139 | | | 13,139 | 13,139 |
| Other comprehensive gain: | | | | | | | | |
| Unrealized gain on hedge, net of tax of $195 | | | | 282 | 282 | | | 282 |
| Unrealized gain on marketable securities, net of tax of $189 | | | | 288 | 288 | | | 288 |
| Total comprehensive income | | | | $13,709 | | | | |
| Treasury stock repurchases | (1,059) | | | | | (17,869) | | (17,869) |
| Exercise of stock options-shares issued including tax benefits | 41 | | 379 | | | | | 379 |
| ALANCE— December 31, 2005 | 10,285 | 113 | 76,429 | | 1,721 | (17,869) | 104,368 | 164,762 |
| omponents of comprehensive income: | | | | | | | | |
| Net earnings | | | | $17,964 | | | 17,964 | 17,964 |
| Other comprehensive gain: | | | | | | | | |
| Unrealized gain on hedge, net of tax of $13 | | | | 19 | 19 | | | 19 |
| Unrealized gain on marketable securities, net of tax of $923 | | | | 1,402 | 1,402 | | | 1,402 |
| Total comprehensive income | | | | $19,385 | | | | |
| Exercise of stock options-shares issued including tax benefits | 18 | 1 | 369 | | | | | 370 |
| Share-based compensation | | | 511 | | | | | 511 |
| BALANCE— December 31, 2006 | 10,303 | 114 | 77,309 | | 3,142 | (17,869) | 122,332 | 185,028 |
| Components of comprehensive income: | | | | | | | | |
| Net earnings | | | | $2,653 | | | 2,653 | 2,653 |
| Other comprehensive gain: | | | | | | | | |
| Realized gain on marketable securities, net of tax of $241 | | | | (359) | (359) | | | (359) |
| Unrealized loss on marketable securities, net of tax of $(448) | | | | (862) | (862) | | | (862) |
| Total comprehensive income | | | | $1,432 | | | | |
| Treasury stock repurchases | (471) | | | | | (7,331) | | (7,331) |
| Exercise of stock options-shares issued including tax benefits | 6 | | 125 | | | | | 125 |
| Share-based compensation | | | 123 | | | | | 123 |
| BALANCE— December 31, 2007 | 9,838 | $114 | $77,557 | | $1,921 | $(25,200) | $124,985 | $179,377 |

See notes to consolidated financial statements.

# P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
## (in thousands)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| OPERATING ACTIVITIES: | | | |
| Net income | $2,653 | $17,964 | $13,139 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 38,759 | 33,929 | 31,376 |
| Bad debt expense | 573 | 310 | 1,428 |
| Stock compensation—net of excess tax benefits | 118 | 441 | - |
| Non-compete agreement amortization—net of payments | - | - | 37 |
| Provision for deferred income taxes | 1,749 | 2,305 | 1,411 |
| Reclassification of unrealized loss on marketable equity securities | 95 | 120 | 153 |
| Gain on sale of marketable equity securities | (1,071) | (30) | - |
| (Gain) loss on sale or disposal of equipment | (48) | 47 | 147 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 2,585 | 3,685 | (19,236) |
| Prepaid expenses, inventories, and other assets | (113) | 440 | (40) |
| Income taxes refundable | (1,696) | (202) | 528 |
| Trade accounts payable | 1,089 | 2,219 | (5,881) |
| Accrued expenses | 496 | (525) | 679 |
| Net cash provided by operating activities | 45,189 | 60,703 | 23,741 |
| INVESTING ACTIVITIES: | | | |
| Purchases of property and equipment | (76,166) | (53,514) | (62,013) |
| Proceeds from sale or disposal of equipment | 22,273 | 11,987 | 22,850 |
| Changes in restricted cash | (4,073) | - | - |
| Sales of marketable equity securities | 1,622 | 85 | - |
| Purchases of marketable equity securities | (5,389) | (1,288) | (1,884) |
| Other | - | - | 20 |
| Net cash used in investing activities | (61,733) | (42,730) | (41,027) |
| FINANCING ACTIVITIES: | | | |
| Borrowings under line of credit | 508,076 | 446,221 | 422,460 |
| Repayments under line of credit | (484,322) | (463,967) | (405,277) |
| Borrowings of long-term debt | 2,067 | 1,996 | 1,977 |
| Repayments of long-term debt | (2,704) | (2,682) | (2,913) |
| Repurchases of common stock | (7,331) | - | (17,869) |
| Stock compensation excess tax benefits | 5 | 70 | - |
| Exercise of stock options | 120 | 300 | 378 |
| Net cash provided by (used in) financing activities | 15,911 | (18,062) | (1,244) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (633) | (89) | (18,530) |
| CASH AND CASH EQUIVALENTS—Beginning of year | 1,040 | 1,129 | 19,659 |
| CASH AND CASH EQUIVALENTS—End of year | $407 | $1,040 | $1,129 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION— | | | |
| Cash paid during the period for: | | | |
| Interest | $2,410 | $1,481 | $1,928 |
| Income taxes | $1,976 | $10,061 | $7,190 |
| NONCASH INVESTING AND FINANCING ACTIVITIES— | | | |
| Purchases of revenue equipment included in accounts payable | $ - | $14,276 | $ - |

See notes to consolidated financial statements.

## 1. ACCOUNTING POLICIES

***Description of Business and Principles of Consolidation***–P.A.M. Transportation Services, Inc. (the "Company"), through its subsidiaries, operates as a truckload transportation and logistics company.

The consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries: P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Allen Freight Services, Inc., Decker Transport Co., Inc., McNeill Express, Inc., T.T.X., Inc., Transcend Logistics, Inc., and East Coast Transport and Logistics, LLC. The following subsidiaries were inactive during all periods presented: P.A.M. International, Inc., P.A.M. Logistics Services, Inc., Choctaw Brokerage, Inc., P.A.M. Canada, Inc. and S & L Logistics, Inc. All significant intercompany accounts and transactions have been eliminated.

***Use of Estimates***–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. The Company periodically reviews these estimates and assumptions. The Company's estimates were based on its historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

***Cash and Cash Equivalents***–The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

***Restricted Cash***– Restricted cash consists of cash proceeds from the sale of trucks and trailers under our like-kind exchange ("LKE") tax program. See Note 11, "Federal and State Income Taxes," for a discussion of the Company's LKE tax program. We classify restricted cash as a current asset within "Accounts receivable-other" as the exchange process must be completed within 180 days in order to qualify for income tax deferral treatment. The changes in restricted cash balances are reflected as an investing activity in our Consolidated Statements of Cash Flows as they relate to the sales and purchases of revenue equipment.

***Bank Overdrafts***–The Company classifies bank overdrafts in current liabilities as an accounts payable and does not offset other positive bank account balances located at the same or other financial institutions. Bank overdrafts generally represent checks written that have not yet cleared the Company's bank accounts. The majority of the Company's bank accounts are zero balance accounts that are funded at the point items clear against the account by drawings against a line of credit, therefore the outstanding checks represent bank overdrafts. Because the recipients of these checks have generally not yet received payment, the Company continues to classify bank overdrafts as accounts payable. Bank overdrafts are classified as changes in accounts payable in the cash flows from operating activities section of the Company's Consolidated Statement of Cash Flows. Bank overdrafts as of December 31, 2007 and 2006 were approximately $11,088,000 and $8,230,000, respectively.

***Accounts Receivable Other***–The components of accounts receivable other consist primarily of amounts held by a third-party qualified intermediary that the Company uses to effectuate deferral of income taxes on gains from sales of trucks and trailers under the Company's LKE tax program. Also included are amounts representing company driver advances, owner operator advances and equipment manufacturer warranties. Advances receivable from company drivers as of December 31, 2007 and 2006, were approximately $598,000 and $503,000, respectively.

***Accounts Receivable Allowance***–An allowance is provided for accounts receivable based on historical collection experience. Additionally, management considers any accounts individually known to exhibit characteristics indicating a collection problem.

***Marketable Equity Securities***–Marketable equity securities are classified by the Company as either available for sale or trading. Securities classified as available for sale are carried at market value with unrealized gains and losses recognized in accumulated other comprehensive income in the statements of stockholders' equity. Securities classified as trading are carried at market value with unrealized gains and losses recognized in the statements of income. Realized gains and losses are computed utilizing the specific identification method.

***Impairment of Long-Lived Assets***–The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss would be recognized if the carrying amount of the long-lived asset is not recoverable, and it exceeds its fair value. For long-lived assets classified as held and used, if the carrying value of the long-lived asset exceeds the sum of the future net cash flows, it is not recoverable. The Company does not separately identify assets by subsidiary, as trucks and trailers are routinely transferred from one division to another. As a result, none of the Company's long-lived assets have identifiable cash flows from use that are largely independent of the cash flows of other assets and liabilities. Thus, the asset group used to assess impairment would include all assets and liabilities of the Company.

***Property and Equipment***–Property and equipment is recorded at cost, less accumulated depreciation. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Depreciation is recognized over the estimated asset life, considering the estimated salvage value of the asset. Such salvage values are based on estimates using expected market values for used equipment and the estimated time of disposal which, in many cases include guaranteed residual values by the manufacturers. Gains and losses are reflected in the year of disposal. The following is a table reflecting estimated ranges of asset useful lives by major class of depreciable assets:

| **Asset Class** | **Estimated Asset Life** |
|---|---|
| Service vehicles | 3-5 years |
| Office furniture and equipment | 3-7 years |
| Revenue equipment | 3-10 years |
| Structure and improvements | 5-30 years |

***Prepaid Tires***–Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in prepaid expenses and deposits and are amortized over a 24-month period. Amounts paid for the recapping of tires are expensed when incurred.

***Advertising Expense***–Advertising costs are expensed as incurred and totaled approximately $605,000, $550,000 and $350,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

***Repairs and Maintenance***–Repairs and maintenance costs are expensed as incurred.

***Goodwill***–The Company follows the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, ("SFAS No. 142"), which requires the Company to assess acquired goodwill for impairment at least annually in the absence of an indicator of possible impairment, and immediately upon an indicator of possible impairment. The Company has selected December 31 for its annual impairment testing and determined as of December 31, 2007 there was no impairment.

***Self Insurance Liability***—A liability is recognized for known health, workers' compensation, cargo damage, property damage and auto liability damage. An estimate of the incurred but not reported claims for each type of liability is made based on historical claims made, estimated frequency of occurrence, and considering changing factors that contribute to the overall cost of insurance.

***Income Taxes***–The Company applies the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Under this method, deferred tax liabilities and assets are determined based on the difference between the financial reporting basis and the tax reporting basis of assets and liabilities using enacted tax rates. In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"), which became effective for the Company on January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the position will be sustained on examination by taxing authorities, based on the technical merits of the position. The application of income tax law to multi-jurisdictional operations such as those performed by the Company, are inherently complex. Laws and regulations in this area are voluminous and often ambiguous. As such, we may be required to make subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations may change over time which could cause changes in our assumptions and judgments that could materially affect amounts recognized in the consolidated financial statements.

***Revenue Recognition***–Revenue is recognized in full upon completion of delivery to the receiver's location. For freight in transit at the end of a reporting period, the Company recognizes revenue pro rata based on relative transit miles completed as a portion of the estimated total transit miles. Expenses are recognized as incurred.

***Share-Based Compensation***–The Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payments*, effective January 1, 2006, utilizing the "modified prospective" method as described in the standard. Under the "modified prospective" method, compensation cost is recognized for all share-based payments granted after the effective date and for all unvested awards granted prior to the effective date. Prior to adoption, the Company accounted for share-based payments under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company uses historical volatility when estimating the expected volatility of its share price. For additional information with respect to share-based compensation, see Note 12 to our consolidated financial statements.

***Earnings Per Share***–The Company computes and presents earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share* ("SFAS No. 128"). The difference between the Company's weighted-average shares outstanding and diluted shares outstanding is due to the dilutive effect of stock options for all periods presented. See Note 13 for computation of diluted EPS.

***Business Segment and Concentrations of Credit Risk***–The Company operates in one business segment, motor carrier operations. The Company provides truckload transportation services as well as brokerage and logistics services to customers throughout the United States and portions of Canada and Mexico. Truckload transportation services revenues, excluding fuel surcharges, represented 90.4%, 87.8%, and 88.0% of total revenues, excluding fuel surcharges, for the twelve months ended December 31, 2007, 2006, and 2005, respectively. Remaining revenues, excluding fuel surcharges, for each respective year were generated by brokerage and logistics services. The Company performs ongoing credit evaluations and generally does not require collateral from its customers. The Company maintains reserves for potential credit losses. In view of the concentration of the Company's revenues and accounts receivable among a limited number of customers within the automobile industry, the financial health of this industry is a factor in the Company's overall evaluation of accounts receivable.

***Recent Accounting Pronouncements***–In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS No. 160"). SFAS No. 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS No. 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS No. 160 is for annual periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS No. 160 to fiscal years preceding the effective date are not permitted. Management does not expect the adoption of SFAS No. 160 to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* ("SFAS No. 141(R)"). SFAS No. 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in earnings, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS No. 141(R) is required for combinations occurring in fiscal years beginning after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. Beginning on January 1, 2009, adoption of SFAS No. 141(R) will impact our accounting for business combinations completed on or after that date.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits an entity the option to measure many financial instruments and certain other items at fair value on specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Most of the provisions in SFAS No. 159 are elective; however, the amendment to FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity adopts SFAS No. 159 in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157, *Fair Value Measurements*. The Company did not early-adopt SFAS No. 159 and management does not expect adoption of this statement to have a significant impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities, establishes a common definition of fair value, provides a framework for measuring fair value under United States Generally Accepted Accounting Principles ("GAAP") and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB deferred the effective date of SFAS No. 157 for one year for all non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Management is currently evaluating the impact that adoption of SFAS No. 157 might have on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition and is effective for fiscal years beginning after December 15, 2006. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

## 2. TRADE ACCOUNTS RECEIVABLE

The Company's receivables result primarily from the sale of transportation and logistics services. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Accounts receivable which consist of both billed and unbilled receivables are recorded at their invoiced amount and are presented net of an allowance for doubtful accounts. Accounts outstanding longer than contractual payment terms are considered past due and are reviewed individually for collectibility. Accounts receivable balances consist of the following components as of December 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Billed | $53,439 | $55,132 |
| Unbilled | 6,849 | 7,794 |
| Allowance for doubtful accounts | (1,891) | (1,457) |
| Total accounts receivable—net | $58,397 | $61,469 |

An analysis of changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2006, and 2005 follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | | (in thousands) | |
| Balance—beginning of year | $1,457 | $2,030 | $768 |
| Provision for bad debts | 607 | 354 | 1,490 |
| Charge-offs | (361) | (960) | (228) |
| Recoveries | 188 | 33 | - |
| Balance—end of year | $1,891 | $1,457 | $2,030 |

## 3. MARKETABLE EQUITY SECURITIES

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). SFAS No. 115 requires companies to classify their investments as either trading, available-for-sale or held-to-maturity. The Company's investments in marketable securities are classified as either trading or available-for-sale and consist of equity securities. Management determines the appropriate classification of these securities at the time of purchase and re-evaluates such designation as of each balance sheet date. During 2007, the Company received proceeds of approximately $1,622,000 for the sale of marketable equity securities with a combined cost of approximately $550,000, resulting in a realized gain of approximately $1,071,000. During 2007, two securities were transferred from available-for-sale to trading. These securities were transferred because, historically, they have significantly underperformed in relation to their benchmarks. The resulting gain recognized was not material. During 2006, there were no reclassifications of marketable securities. Marketable equity securities classified as available-for-sale are carried at fair value, with the unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income in shareholders' equity. The cost of securities sold is based on the specific identification method. Interest and dividends on marketable securities are included in non-operating income. Realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in the determination of net income as gains (losses) on the sale of securities.

As of December 31, 2007, equity securities classified as available-for-sale and equity securities classified as trading had a cost basis of approximately $13,272,000 and $661,000, respectively and fair market values of approximately $16,608,000 and $661,000, respectively. For the year ended December 31, 2007, the Company had net unrealized losses in market value on securities classified as available-for-sale of approximately $1,221,000, net of deferred income taxes. These securities had gross unrealized gains of approximately $4,916,000 and gross unrealized losses of approximately $1,572,000. As of December 31, 2007, the total unrealized gain, net of deferred income taxes, in accumulated other comprehensive income was approximately $1,921,000.

As of December 31, 2006, the Company's equity securities were all classified as available-for-sale and had a combined cost basis of approximately $9,189,000 and a combined fair market value of approximately $14,437,000. For the year ended December 31, 2006, the Company had net unrealized gains in market value of approximately $1,402,000, net of deferred income taxes. These securities had gross unrealized gains of approximately $5,260,000 and gross unrealized losses of approximately $12,000. As of December 31, 2006, the total unrealized gain, net of deferred income taxes, in accumulated other comprehensive income was approximately $3,142,000.

The following table shows the Company's investments' approximate gross unrealized losses and fair value at December 31, 2007 and 2006. These investments consist of equity securities. As of December 31, 2007 and 2006 there were no investments that had been in a continuous unrealized loss position for twelve months or longer.

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | (In thousands) | | | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Equity securities – Available for sale | $5,308 | $1,541 | $417 | $12 |
| Equity securities – Trading | 409 | 31 | - | - |
| Totals | $5,717 | $1,572 | $417 | $12 |

## 4. INTANGIBLE ASSETS

The Company applies the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), which requires the Company to assess acquired goodwill for impairment at least annually in the absence of an indicator of possible impairment, and immediately upon an indicator of possible impairment. The annual assessment of impairment was completed on December 31, 2007 and the Company determined there was no impairment as of that date. Goodwill at December 31 is summarized as follows:

| | 2007 | 2006 (in thousands) | 2005 |
|---|---|---|---|
| Goodwill, beginning of year | $15,413 | $15,413 | $15,413 |
| Goodwill acquired | - | - | - |
| Goodwill impairment | - | - | - |
| Goodwill—end of year | $15,413 | $15,413 | $15,413 |

Non-compete agreements are amortized on a straight-line basis over the contractual term of the related agreement. Amortization expense associated with non-compete agreements was approximately $200,000, $200,000 and $237,000, for the years ending December 31, 2007, 2006 and 2005. The Company's non-compete agreements at December 31 are summarized as follows:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Non-compete agreements, original cost | $1,000 | $1,000 |
| Accumulated amortization | (983) | (783) |
| Non-compete agreements—net | $17 | $217 |

Over the remaining life of the non-compete agreement currently held by the Company, approximately $17,000 of amortization expense will be recognized during 2008.

## 5. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at December 31 are summarized as follows:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Payroll | $1,818 | $1,779 |
| Accrued vacation | 1,966 | 1,827 |
| Taxes—other than income | 2,598 | 2,591 |
| Interest | 123 | 80 |
| Driver escrows | 1,023 | 939 |
| Self-insurance claims reserves | 2,795 | 2,778 |
| Total accrued expenses and other liabilities | $10,323 | $9,994 |

## 6. CLAIMS LIABILITIES

With respect to physical damage for trucks, cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have per occurrence deductibles of $2,500, $10,000 and $2,500 respectively. Since 2002, the Company has elected to self insure itself for physical damage to trailers. The Company maintains workers' compensation coverage in Arkansas, Ohio, Oklahoma, Mississippi, and Florida with a $500,000 self-insured retention and a $500,000 per occurrence excess policy. The Company has elected to opt out of workers' compensation coverage in Texas and is providing coverage through the P.A.M. Texas Injury Plan. The Company has reserved for estimated losses to pay such claims as well as claims incurred but not yet reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation claims. Letters of credit aggregating $400,000 and certificates of deposit totaling $200,000 are held by banks as security for workers' compensation claims. The Company self insures for employee health claims with a stop loss of $200,000 per covered employee per year and estimates its liability for claims incurred but not reported.

## 7. LONG-TERM DEBT

Long-term debt at December 31, consists of the following:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Line of credit with a bank—due May 31, 2009, and collateralized by accounts receivable (1) | $28,192 | $14,437 |
| Line of credit with a bank—due June 30, 2008, and collateralized by revenue equipment (2) | 15,000 | 5,000 |
| Note payable (3) | 1,767 | 2,510 |
| Other (4) | 1,124 | 1,173 |
| Other (5) | 154 | - |
| Total long-term debt | $46,237 | $23,120 |
| Less current maturities | (2,065) | (1,915) |
| Long-term debt—net of current maturities | $44,172 | $21,205 |

(1) Line of credit agreement with a bank provides for maximum borrowings of $30.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the month plus 1.25% (6.48% at December 31, 2007). Monthly payments of interest are required under this agreement. Also, under the terms of the agreement the Company must have (a) a debt to equity ratio of no more than 2:1, and (b) maintain a tangible net worth of at least $125 million. The Company was in compliance with all provisions of the agreement at December 31, 2007.

(2) Line of credit agreement with a bank provides for maximum borrowings of $30.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the last day of the previous month plus 1.15% (6.39% at December 31, 2007). Monthly payments of interest are required under this agreement. Also, under the terms of the agreement the Company must have (a) positive net income, (b) a funded debt to EBITDA ratio of less than 3:1, (c) a leverage ratio of less than 3:1, and (d) maintain a tangible net worth of at least $42 million increased by (1) 50% of cumulative quarterly net income and (2) proceeds of any public stock offering. The Company was in compliance with all provisions of the agreement at December 31, 2007. The Company has the intent and ability to extend the terms of this agreement for an additional one year period until June 30, 2009 and accordingly has classified the debt as long-term.

(3) 6.0% note to the former owner of an acquired entity with an original face amount of $4,974,612, payable in monthly installments of $72,672 through March 2010.

(4) 5.75% note to insurance premium finance company at December 31, 2007 with an original face amount of $1,912,934, payable in monthly installments of $163,636 through August 2008.

(5) 5.23% note to insurance premium finance company at December 31, 2007 with an original face amount of $154,023, payable in monthly installments of $19,547 through August 2008.

The Company has provided letters of credit to third parties totaling approximately $2,389,000 at December 31, 2007. The letters are held by these third parties to assist such parties in collection of any amounts due by the Company should the Company default in its commitments to the parties.

Scheduled annual maturities on long-term debt outstanding at December 31, 2007, are:

| | (in thousands) |
|---|---|
| 2008 | $ 2,065 |
| 2009 | 44,028 |
| 2010 | 144 |
| 2011 | - |
| 2012 | - |
| Total | $46,237 |

## 8. CAPITAL STOCK

The Company's authorized capital stock consists of 40,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2007, there were 11,368,207 shares of our common stock issued and 9,838,107 shares outstanding. No shares of our preferred stock were issued or outstanding at December 31, 2007.

Common Stock

The holders of our common stock, subject to such rights as may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share. All shares of common stock participate equally in dividends when and as declared by the Board of Directors and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

Preferred stock may be issued from time to time by our Board of Directors, without stockholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors in the resolution authorizing their issuance. The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of shares of common stock; for example, the issuance of preferred stock could result in a class of securities outstanding that would have certain preferences with respect to dividends and in liquidation over the common stock, and that could result in a dilution of the voting rights, net income per share and net book value of the common stock. As of December 31, 2007, we have no agreements or understandings for the issuance of any shares of preferred stock.

Treasury Stock

In April 2005 our Board of Directors authorized the repurchase of up to 600,000 shares of our common stock during the six month period ending October 11, 2005. These 600,000 shares were all repurchased by

September 30, 2005. On September 6, 2005 our Board of Directors authorized an extension of the stock repurchase program until September 2006 and the repurchase of up to an additional 900,000 shares of our common stock. The Company repurchased 458,600 of these additional shares prior to December 31, 2005 and made no additional purchases during 2006.

In May 2007, our Board of Directors authorized the repurchase of up to 600,000 shares of our common stock during the twelve month period following the announcement. Subsequent to the date of the announcement and through the remainder of 2007, the Company repurchased 471,500 shares of its common stock.

The Company accounts for Treasury stock using the cost method and as of December 31, 2007, 1,530,100 shares were held in the treasury at an aggregate cost of approximately $25,200,000.

## 9. COMPREHENSIVE INCOME

Comprehensive income was comprised of net income plus or minus market value adjustments related to fuel hedges, interest rate swap agreements and marketable securities. The components of comprehensive income were as follows:

| | 2007 | 2006 (in thousands) | 2005 |
|---|---|---|---|
| Net income | $2,653 | $17,964 | $13,139 |
| Other comprehensive income (loss): | | | |
| Reclassification adjustment for realized gains on marketable securities, included in net income, net of income taxes | (359) | - | - |
| Reclassification adjustment for losses on derivative instruments included in net income accounted for as hedges, net of income taxes | - | 18 | 227 |
| Reclassification adjustment for unrealized losses on marketable securities, included in net income, net of income taxes | 55 | 53 | 91 |
| Change in fair value of interest rate swap agreements, net of income taxes | - | 1 | 55 |
| Change in fair value of marketable securities, net of income taxes | (917) | 1,349 | 197 |
| Total comprehensive income | $1,432 | $19,385 | $13,709 |

## 10. SIGNIFICANT CUSTOMERS AND INDUSTRY CONCENTRATION

In 2007, 2006, and 2005, one customer, who is in the automobile manufacturing industry, accounted for 38%, 41% and 39% of revenues, respectively. The Company also provides transportation services to other manufacturers who are suppliers for automobile manufacturers including suppliers for the Company's largest customer. As a result, concentration of the Company's business within the automobile industry is significant. Of the Company's revenues for 2007, 2006, and 2005, 49%, 52%, and 52%, respectively, were derived from transportation services provided to the automobile manufacturing industry. Accounts receivable from the largest customer totaled approximately $25,830,000 and $30,040,000 at December 31, 2007 and 2006, respectively.

## 11. FEDERAL AND STATE INCOME TAXES

Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax reporting purposes.

Significant components of the Company's deferred tax liabilities and assets at December 31 are as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | (in thousands) | | | |
| | Current | Long-Term | Current | Long-Term |
| Deferred tax liabilities: | | | | |
| Property and equipment | $ - | $52,062 | $ - | $49,731 |
| Unrealized gains on securities | 1,423 | - | 2,113 | - |
| Prepaid expenses and other | 5,650 | 3,428 | 5,665 | 2,920 |
| Total deferred tax liabilities | 7,073 | 55,490 | 7,778 | 52,651 |
| Deferred tax assets: | | | | |
| Allowance for doubtful accounts | 718 | - | 553 | - |
| Alternative minimum tax credit | - | 481 | - | - |
| Compensated absences | 630 | - | 564 | - |
| Self-insurance allowances | 492 | - | 664 | - |
| Share-based compensation | - | 289 | - | 242 |
| Bonus compensation | - | - | 235 | - |
| Net operating loss carryover | - | 722 | - | - |
| Non-competition agreement | - | 494 | - | 507 |
| Other | 116 | - | 104 | - |
| Total deferred tax assets | 1,956 | 1,986 | 2,120 | 749 |
| Net deferred tax liability | $5,117 | $53,504 | $5,658 | $51,902 |

The reconciliation between the effective income tax rate and the statutory Federal income tax rate for the years ended December 31, 2007, 2006 and 2005 is presented in the following table:

| | 2007 | | 2006 (in thousands) | | 2005 | |
|---|---|---|---|---|---|---|
| | Amount | Percent | Amount | Percent | Amount | Percent |
| Income tax at the statutory federal rate | $1,571 | 34.0 | $10,513 | 35.0 | $7,743 | 35.0 |
| Nondeductible expense | 381 | 8.3 | 378 | 1.3 | 450 | 2.0 |
| State income taxes—net of federal benefit | 14 | 0.3 | 1,182 | 3.9 | 790 | 3.6 |
| Total income taxes | $1,966 | 42.6 | $12,073 | 40.2 | $8,983 | 40.6 |

The provision for income taxes consisted of the following:

| | 2007 | 2006 (in thousands) | 2005 |
|---|---|---|---|
| **Current:** | | | |
| Federal | $305 | $8,397 | $6,422 |
| State | (88) | 1,371 | 1,150 |
| | 217 | 9,768 | 7,572 |
| **Deferred:** | | | |
| Federal | 1,295 | 1,768 | 876 |
| State | 454 | 537 | 535 |
| | 1,749 | 2,305 | 1,411 |
| Total income tax expense | $1,966 | $12,073 | $8,983 |

The Company has alternative minimum tax credits of approximately $480,000 at December 31, 2007, which have no expiration date under the current federal income tax laws. The Company also has a net operating loss carryover for federal income purposes of approximately $1.9 million which will expire after the year 2027.

The Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. Prior to adoption, the Company's policy was to establish reserves that reflected the probable outcome of known tax contingencies. The effects of final resolution, if any, were recognized as changes to the effective income tax rate in the period of resolution. FIN 48 requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 permits the Company to recognize the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change.

Upon adoption of FIN 48 on January 1, 2007, the Company recognized no adjustment in the liability for unrecognized income tax benefits and no corresponding change in retained earnings. The Company does not have any material accrued interest or penalties associated with any unrecognized tax benefits. The Company's policy is to account for interest and penalties related to uncertain tax positions, if any, in income tax expense. There was no change in total gross unrecognized tax benefit liabilities for the year ended December 31, 2007.

The Company and its subsidiaries are subject to U.S. and Canadian federal income tax laws as well as the income tax laws of multiple state jurisdictions. The major tax jurisdictions in which the Company operates generally provide for a deficiency assessment statute of limitation period of three years and as a result, the Company's tax years 2004 through 2006 remain open to examination in those jurisdictions.

During 2007, the Company contracted with a third-party qualified intermediary in order to implement a like-kind exchange tax program. Under the program, dispositions of eligible trucks or trailers and acquisitions of replacement trucks or trailers are made in a form whereby any associated tax gains related to the disposal are deferred. To qualify for like-kind exchange treatment, we exchange, through our qualified intermediary, eligible trucks or trailers being disposed with trucks or trailers being acquired that allows us to generally carryover the tax basis of the trucks or trailers sold. The program is expected to result in a significant deferral of federal and state income taxes. Under the program, the proceeds from the sale of eligible trucks or trailers carry a Company-imposed restriction for the acquisition of replacement trucks or trailers. These proceeds may be disqualified under the program at any time and at the Company's sole discretion, however income tax deferral would not be available on any sale for which the Company disqualifies the related proceeds. At December 31, 2007, the Company had $4.1 million of restricted cash held by the third-party qualified intermediary. There were no cash restrictions for any periods prior to the program implementation occurring during 2007.

## 12. SHARE-BASED COMPENSATION

The Company maintains a stock option plan under which incentive stock options and nonqualified stock options may be granted. On March 2, 2006, the Company's Board of Director's adopted, and shareholders later approved, the 2006 Stock Option Plan (the "2006 Plan"). The 2006 Plan replaces the expired 1995 Stock Option Plan which had 263,500 options remaining which were never issued. Under the 2006 Plan 750,000 shares are reserved for the issuance of stock options to directors, officers, key employees and others. The option exercise price under the 2006 Plan is the fair market value of the stock on the date the option is granted. The fair market value is determined by the average of the highest and lowest sales prices for a share of the Company's common stock, on its primary exchange, on the same date that the option is granted. During 2007, options for 16,000 shares were issued under the 2006 Plan at an option exercise price of $22.92 per share and at December 31, 2007, 718,000 shares were available for granting future options.

Outstanding incentive stock options at December 31, 2007, must be exercised within six years from the date of grant and vest in increments of 20% each year. Outstanding nonqualified stock options at December 31, 2007, must be exercised within five to ten years from the date of grant..

In August 2002, the Company granted performance-based variable stock options for 300,000 shares to certain key executives. The exercise price for these awards was fixed at the grant date and was equal to the fair market value of the stock on that date. On the date of grant, options for 60,000 shares vested immediately and vesting of the options for the remaining 240,000 shares was scheduled to occur on a straight-line basis each year from March 15, 2003 through March 15, 2008 upon meeting performance criteria. In order to meet the performance criteria, net income for each fiscal year must be at least equal to 1.05 times net income for the preceding fiscal year, unless net income for the preceding fiscal year was zero or negative, in which case net income for the fiscal year must be at least 90% of net income for the most recent year with positive income. The number of shares for which options vest each fiscal year will not be known until the date the performance criteria is measured. As of December 31, 2007, options for 180,000 shares have vested under this 300,000 share option grant (including those options which immediately vested upon grant) while options for 120,000 shares have been forfeited as the performance criteria were not met for the fiscal years 2003, 2004 and 2007.

Transactions in stock options under these plans are summarized as follows:

| | Shares Under Option | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding—January 1, 2005: | 313,500 | $20.70 |
| Granted | 14,000 | 18.27 |
| Exercised | (41,000) | 9.21 |
| Outstanding—December 31, 2005: | 286,500 | $22.22 |
| Granted | 16,000 | 26.73 |
| Exercised | (18,000) | 16.67 |
| Outstanding—December 31, 2006: | 284,500 | $22.83 |
| Granted | 16,000 | 22.92 |
| Exercised | (6,000) | 19.95 |
| Canceled | (46,000) | 23.34 |
| Outstanding—December 31, 2007: | 248,500 | $22.81 |
| Options exercisable—December 31, 2007: | 248,500 | $22.81 |

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), *Share-Based Payment*, ("SFAS No. 123(R)") utilizing the "modified prospective" method as described in SFAS No. 123(R). In the "modified prospective" method, compensation cost is recognized for all share-based payments granted after the effective date and for all unvested awards granted prior to the effective date. In accordance with SFAS No. 123(R), prior period amounts were not restated. As of December 31, 2007 all option awards are classified as equity awards.

Prior to January 1, 2006, the stock-based compensation plans were accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, ("APB Opinion No. 25") and related interpretations. Pro-forma information regarding the impact of total stock-based compensation on net income and income per share for prior periods is required by SFAS No. 123(R). Such pro-forma information, determined as if the Company had accounted for its employee stock options under the fair value method during the year ending December 31, 2005 is illustrated in the following table:

| | 2005 (in thousands, except per share data) |
|---|---|
| Net income—as reported | $13,139 |
| Deduct total stock-based employee compensation expense determined under fair value based method for all awards—net of related tax effects | (296) |
| Pro forma net income | $12,843 |
| Earnings per share: | |
| Basic—as reported | $1.20 |
| Basic—pro forma | $1.17 |
| Diluted—as reported | $1.20 |
| Diluted—pro forma | $1.17 |

The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Scholes-Merton ("BSM") option-pricing model using the following assumptions:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 0% |
| Volatility range | 37.34%—38.54% | 33.34%—38.54% | 33.86%—38.54% |
| Risk-free rate range | 4.38%—4.48% | 4.38%—5.02% | 4.08%—4.38% |
| Expected life | 2.5 years—5 years | 2.5 years—5 years | 5 years |
| Fair value of options (per share) | $6.32—$9.45 | $6.93—$9.45 | $6.73—$9.45 |

The Company has never paid any cash dividends on its common stock and we do not anticipate paying any cash dividends in the foreseeable future. The estimated volatility is based on the historical volatility of our stock. The risk free rate for the periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of the options are calculated using temporary guidance provided by the Securities and Exchange Commission which allows companies to elect a "simplified method" where the expected life is the average of the vesting period and the original contractual term.

Information related to the Company's option activity as of December 31, 2007, and changes during the year then ended is presented below:

| | Shares Under Option | Weighted-Average Exercise Price | Weighted-Average Remaining *Contractual* Term | *Aggregate* Intrinsic Value* |
|---|---|---|---|---|
| | | (per share) | (in years) | |
| Outstanding at January 1, 2007 | 284,500 | $22.83 | | |
| Granted | 16,000 | 22.92 | | |
| Exercised | (6,000) | 19.95 | | |
| Canceled/forfeited/expired | (46,000) | 23.34 | | |
| Outstanding at December 31, 2007 | 248,500 | $22.81 | 4.0 | $ - |
| Fully vested and exercisable at December 31, 2007 | 248,500 | $22.81 | 4.0 | $ - |

* The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The per share market value of our common stock, as determined by the closing price on December 31, 2007, was $15.54.

The weighted-average grant-date fair value of options granted during the years 2007, 2006, and 2005 was $6.32, $6.93, and $6.73 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was approximately $11,000, $175,000, and $323,000, respectively.

A summary of the status of the Company's nonvested options as of December 31, 2007 and changes during the year ended December 31, 2007, is presented below:

| | Number of Options | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2007 | 82,500 | $9.43 |
| Granted | 16,000 | 6.32 |
| Vested | (58,500) | 8.57 |
| Canceled/forfeited/expired | (40,000) | 9.45 |
| Nonvested at December 31, 2007 | - | $ - |

The total fair value of options vested during 2007, 2006, and 2005 was approximately $501,000, $511,000, and $494,000, respectively. As of December 31, 2007, the Company had stock-based compensation plans with total unvested stock-based compensation expense of approximately $22,000 which is being amortized on a straight-line basis over the remaining vesting period of one year. As a result, the Company expects to recognize approximately $22,000 in additional compensation expense related to unvested option awards during 2008. Total pre-tax stock-based compensation expense, recognized in Salaries, wages and benefits was approximately $123,000 during 2007 and includes approximately $101,000 recognized as a result of the annual grant of 2,000 shares to each non-employee director during the first quarter of 2007. The Company recognized a total income tax benefit of approximately $43,000 related to stock-based compensation expense during 2007. The recognition of stock-based compensation expense decreased diluted and basic earnings per common share by approximately $0.01 during 2007. Total pre-tax stock-based compensation expense, recognized in Salaries, wages and benefits during 2006 was approximately $511,000 and includes approximately $111,000 recognized as a result of the annual grant of 2,000 shares to each non-employee director during the second quarter of 2006. The Company recognized a total income tax benefit of approximately $197,000 related to stock-based compensation expense during 2006. The recognition of stock-based compensation expense decreased diluted and basic earnings per common share by approximately $0.03 during 2006. No stock-based compensation expense or related tax benefits were recognized in 2005.

The number, weighted average exercise price and weighted average remaining contractual life of options outstanding as of December 31, 2007 and the number and weighted average exercise price of options exercisable as of December 31, 2007 is as follows:

| Exercise Price | Shares Under Outstanding Options | Weighted-Average Remaining Contractual Term | Shares Under Exercisable Options |
|---|---|---|---|
| | | (in years) | |
| $16.99 | 8,000 | 1.2 | 8,000 |
| $18.27 | 10,000 | 2.2 | 10,000 |
| $19.88 | 12,500 | 0.7 | 12,500 |
| $22.68 | 10,000 | 0.2 | 10,000 |
| $22.92 | 14,000 | 4.2 | 14,000 |
| $23.22 | 180,000 | 4.7 | 180,000 |
| $26.73 | 14,000 | 3.5 | 14,000 |
| | 248,500 | 4.0 | 248,500 |

Cash received from option exercises totaled approximately $120,000, $300,000, and $378,000 during the years ended December 31, 2007, 2006, and 2005, respectively. The Company issues new shares upon option exercise.

## 13. EARNINGS PER SHARE

The Company applies SFAS No. 128 for computing and presenting earnings per share. Basic earnings per common share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per common share were calculated as follows:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (in thousands, except per share data) | | |
| Net income | $2,653 | $17,964 | $13,139 |
| Basic weighted average common shares outstanding | 10,238 | 10,296 | 10,966 |
| Dilutive effect of common stock equivalents | 1 | 6 | 10 |
| Diluted weighted average common shares outstanding | 10,239 | 10,302 | 10,976 |
| Basic earnings per share | $0.26 | $1.74 | $1.20 |
| Diluted earnings per share | $0.26 | $1.74 | $1.20 |

Options to purchase 234,456, 229,337, and 280,160 shares of common stock were outstanding as of December 31, 2007, 2006, and 2005, respectively, but were not included in the computation of diluted earnings per share because to do so would have an anti-dilutive effect.

## 14. BENEFIT PLAN

The Company sponsors a benefit plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax-deductible contributions to the plan. The plan provides for employer matching contributions of 50% of each participant's voluntary contribution up to 3% of the participant's compensation and vests at the rate of 20% each year until fully vested after five years. Total employer matching contributions to the plan totaled approximately $340,000, $330,000 and $300,000 in 2007, 2006 and 2005, respectively.

## 15. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any pending legal proceedings which management believes to be material to the financial position or results of operations of the Company. The Company maintains liability insurance against risks arising out of the normal course of its business.

The Company leases certain premises under noncancelable operating lease agreements. Future minimum annual lease payments under these leases are as follows:

| | |
|---|---|
| 2008 | $519,817 |
| 2009 | 394,818 |
| 2010 | 367,000 |
| 2011 | 187,000 |
| 2012 and thereafter | 272,000 |
| Total | $1,740,635 |

Total rental expense, net of amounts reimbursed for the years ended December 31, 2007, 2006 and 2005 was approximately $3,035,000, $2,369,000, and $1,760,000, respectively.

## 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, ("SFAS No. 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

For cash and cash equivalents, accounts receivable, and trade accounts payable, the carrying amount is a reasonable estimate of fair value as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature. Marketable equity securities are carried at their fair value.

For long-term debt other than the lines of credit, the fair values are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of this other long-term debt at December 31, 2007 and 2006, respectively, is $3,046,000 and $3,683,000. The fair value of this other long-term debt is estimated to be $3,032,000 and $3,661,000 at December 31, 2007 and 2006, respectively.

The carrying amount for the lines of credit approximates fair value because the lines of credit interest rates are adjusted frequently.

## 17. DERIVATIVES AND HEDGING ACTIVITIES

Effective February 28, 2001, the Company entered into an interest rate swap agreement on a notional amount of $15,000,000. The pay fixed rate under the swap was 5.08%, while the receive floating rate was "1-month" LIBOR. This interest rate swap agreement terminated on March 2, 2006. Effective May 31, 2001, the Company entered into an interest rate swap agreement on a notional amount of $5,000,000. The pay fixed rate under the swap was 4.83%, while the receive floating rate was "1-month" LIBOR. This interest rate swap agreement terminated on June 2, 2006.

The Company had designated both of these interest rate swaps as cash flow hedges of its exposure to variability in future cash flows resulting from interest payments indexed to "1-month" LIBOR. During the term of the interest rate swap agreements changes in cash flows from the interest rate swaps offset changes in interest rate payments on the first $20,000,000 of the Company's revolving credit facility. The hedge locked the interest rate at 5.08% or 4.83% plus the pricing spread for the notional amounts of $15,000,000 and $5,000,000, respectively.

These interest rate swap agreements met the specific hedge accounting criteria. The measurement of hedge effectiveness was based upon a comparison of the floating-rate leg of the swap and the hedged floating-rate cash flows on the underlying liability. The effective portion of the cumulative gain or loss was reported as a component of accumulated other comprehensive income in shareholders' equity and was reclassified into current earnings during 2006, the termination year for all swap agreements. The December 31, 2005 balance of the net after tax deferred hedging loss in accumulated other comprehensive income ("AOCI") related to these swap agreements was approximately $19,000 which was the amount reclassified into current earnings during 2006. The change in AOCI related to these swap agreements during the current year was approximately $19,000. Ineffectiveness related to these hedges was not significant.

In July 2001, the Company entered into an agreement to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under this agreement, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six month period ended February 28, 2002. The agreement also provided that if during the twelve-month period commencing January 2005, the average NY MX HO was below $.58 per gallon, we would have been obligated to pay the contract holder the difference between $.58 and the average NY MX HO price for such month, multiplied by 1,000,000 gallons. During the twelve-month period commencing January 2005, the average NY MX HO remained well above the $.58 per gallon threshold and as of December 31, 2005 the agreement expired without any further obligation of either party. For the twelve-month period ended December 31, 2005 an adjustment of $500,000 was made to reflect the decline in fair value of the agreement which had the effect of reducing operating supplies expense and other current liabilities each by $500,000 in the accompanying consolidated financial statements.

## 18. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives transportation, repair and other services for and from companies affiliated with a major stockholder, and recognized $1,861,773, $46,576, and $111,510 in operating revenue and $1,909,585, $1,558,371, and $1,616,534 in operating expenses in 2007, 2006, and 2005, respectively. In addition the Company purchased physical damage insurance through an unaffiliated insurance broker which was written by an insurance company affiliated with a major stockholder. Annual premiums were $1,927,964, $1,816,759 and $1,667,928 for 2007, 2006 and 2005, respectively.

Amounts owed to the Company by these affiliates were $1,183,266 and $1,315,844 at December 31, 2007 and 2006 respectively. Of the accounts receivable at December 31, 2007, $11,970 represents revenue resulting from maintenance performed in the Company's maintenance facilities and maintenance charges paid by the Company to third parties on behalf of their affiliate and charged back at the amount paid, $522,413 represents freight transportation and $648,883 represents a prepayment of physical damage insurance premiums. Amounts payable to affiliates at December 31, 2007 and 2006 were $198,416 and $223,420 respectively.

## 19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present quarterly financial information for 2007 and 2006:

| | 2007 Three Months Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (in thousands, except per share data) | | | |
| Operating revenues | $98,809 | $106,700 | $101,171 | $102,162 |
| Operating expenses | 96,475 | 102,528 | 100,688 | 103,785 |
| Operating income | 2,334 | 4,172 | 483 | (1,623) |
| Non-operating income | 241 | 167 | 199 | 1,099 |
| Interest expense | 487 | 676 | 620 | 670 |
| Income taxes | 823 | 1,471 | 26 | (354) |
| Net income | $1,265 | $2,192 | $36 | $(840) |
| Net income per common share: | | | | |
| Basic | $0.12 | $0.21 | $0.00 | $(0.08) |
| Diluted | $0.12 | $0.21 | $0.00 | $(0.08) |
| Average common shares outstanding: | | | | |
| Basic | 10,305 | 10,306 | 10,265 | 10,077 |
| Diluted | 10,308 | 10,307 | 10,266 | 10,077 |

| | 2006 Three Months Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (in thousands, except per share data) | | | |
| Operating revenues | $100,525 | $103,365 | $99,874 | $96,505 |
| Operating expenses | 91,473 | 94,375 | 94,202 | 89,154 |
| Operating income | 9,052 | 8,990 | 5,672 | 7,351 |
| Non-operating income | 57 | 116 | 140 | 135 |
| Interest expense | 465 | 353 | 300 | 357 |
| Income taxes | 3,461 | 3,512 | 2,244 | 2,857 |
| Net income | $5,183 | $5,241 | $3,268 | $4,272 |
| Net income per common share: | | | | |
| Basic | $0.50 | $0.51 | $0.32 | $0.41 |
| Diluted | $0.50 | $0.51 | $0.32 | $0.41 |
| Average common shares outstanding: | | | | |
| Basic | 10,288 | 10,293 | 10,301 | 10,303 |
| Diluted | 10,288 | 10,301 | 10,309 | 10,308 |

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as amended. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting is effective as of December 31, 2007.

Our internal control over financial reporting as of December 31, 2007 has been audited by Grant Thornton LLP, an independent registered public accounting firm, who has issued an attestation report on the Company's internal control over financial reporting, as stated in their report which is included below.

### Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
P.A.M. Transportation Services, Inc. and Subsidiaries

We have audited P.A.M. Transportation Services, Inc. (a Delaware Corporation) and subsidiaries' (collectively, the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 12, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 12, 2008

**Item 9B. Other Information.**

None.

# PART III

Portions of the information required by Part III of Form 10-K are, pursuant to General Instruction G (3) of Form 10-K, incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A for our Annual Meeting of Stockholders to be held on May 29, 2008. We will, within 120 days of the end of our fiscal year, file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A.

## Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning our executive officers is set forth in Item 1 of this Form 10-K under the caption "Executive Officers of the Registrant."

The information presented under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Compliance," "Corporate Governance - Code of Ethics" and "Corporate Governance–Audit Committee," in the proxy statement is incorporated here by reference.

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee consist of Frank L. Conner, Christopher L. Ellis, and Charles F. Wilkins.

## Item 11. Executive Compensation.

The information presented under the captions "Executive Compensation," "Corporate Governance–Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in the proxy statement is incorporated here by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information presented under the caption "Security Ownership of Certain Beneficial Owners and Management" in the proxy statement is incorporated here by reference.

### Equity Compensation Plan Information

The following table summarizes, as of December 31, 2007, information about compensation plans under which equity securities of the Company are authorized for issuance:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity Compensation Plans approved by Security Holders | 248,500 | $22.81 | 718,000 |
| Equity Compensation Plans not approved by Security Holders | -0- | -0- | -0- |
| Total | 248,500 | $22.81 | 718,000 |

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information presented under the captions (i) "Transactions with Related Persons," including the information referenced there that is set forth under the caption "Corporate Governance – Compensation Committee Interlocks and Insider Participation" and (ii) "Corporate Governance – Director Independence" in the proxy statement is incorporated here by reference.

**Item 14. Principal Accountant Fees and Services.**

The information presented under the caption "Independent Public Accountants – Principal Accountant Fees and Services" in the proxy statement is incorporated here by reference.

**PART IV**

**Item 15. Exhibits, Financial Statement Schedules.**

(a) Financial Statements and Schedules.

(1) Financial Statements: See Part II, Item 8 hereof.

Report of Independent Registered Public Accounting Firm - Grant Thornton LLP
Consolidated Balance Sheets - December 31, 2007 and 2006
Consolidated Statements of Income - Years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Shareholders' Equity and Other Comprehensive Income - Years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows - Years ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the SEC are omitted as the required information is inapplicable, or because the information is presented in the consolidated financial statements or related notes.

(3) Exhibits.

The following exhibits are filed with or incorporated by reference into this Report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) the Form S-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on July 30, 1986, Registration No. 33-7618, as amended on August 8, 1986, September 3, 1986 and September 10, 1986 ("1986 S-1"); (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 ("6/30/94 10-Q"); (iii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 ("6/30/95 10-Q"); (iv) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 ("9/30/96 10-Q"); (v) the Form S-8 Registration Statement filed on June 11, 1999 ("6/11/99 S-8"); (vi) the Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 10-K"); (vii) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 ("3/31/02 10-Q"); (viii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 ("9/30/2004 10-Q"); (ix) Form 8-K filed on March 7, 2005 ("3/07/2005 8-K"); (x) Form 8-K filed on May 31, 2006 ("5/31/2006 8-K"); (xi) Form 8-K filed on July 28, 2006 ("7/28/2006 8-K"); (xii) the Form 8-K filed on December 11, 2007 ("12/11/2007 8-K"); or (xiii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 ("6/30/06 10-Q").

| Exhibit # | Description of Exhibit |
|---|---|
| *3.1 | Amended and Restated Certificate of Incorporation of the Registrant (Exh. 3.1, 3/31/02 10-Q) |
| *3.2 | Amended and Restated By-Laws of the Registrant (Exh. 3.2, 12/11/07 8-K) |
| *4.1 | Specimen Stock Certificate (Exh. 4.1, 1986 S-1) |
| *4.2 | Loan Agreement dated July 26, 1994 among First Tennessee Bank National Association, Registrant and P.A.M. Transport, Inc. together with Promissory Note (Exh. 4.1, 6/30/94 10-Q) |
| *4.2.1 | Security Agreement dated July 26, 1994 between First Tennessee Bank National Association and P.A.M. Transport, Inc. (Exh. 4.2, 6/30/94 10-Q) |
| *4.3 | First Amendment to Loan Agreement dated June 27, 1995 by and among P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $2,500,000 (Exh. 4.1.1, 6/30/95 10-Q) |
| *4.3.1 | First Amendment to Security Agreement dated June 28, 1995 by and between P.A.M. Transport, Inc. and First Tennessee Bank National Association (Exh. 4.2.2, 6/30/95 10-Q) |
| *4.3.2 | Security Agreement dated June 27, 1995 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 6/30/95 10-Q) |
| *4.3.3 | Guaranty Agreement of P.A.M. Transportation Services, Inc. dated June 27, 1995 in favor of First Tennessee Bank National Association respecting $10,000,000 line of credit (Exh. 4.1.4, 6/30/95 10-Q) |
| *4.4 | Second Amendment to Loan Agreement dated July 3, 1996 by P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $5,000,000 (Exh. 4.1.1, 9/30/96 10-Q) |
| *4.4.1 | Second Amendment to Security Agreement dated July 3, 1996 by and between P.A.M. Transport, Inc. and First Tennessee National Bank Association (Exh. 4.1.2, 9/30/96 10-Q) |
| *4.4.2 | First Amendment to Security Agreement dated July 3, 1996 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 9/30/96 10-Q) |
| *4.4.3 | Security Agreement dated July 3, 1996 by and between Allen Freight Services, Inc. and First Tennessee Bank National Association (Exh. 4.1.4, 9/30/96 10-Q) |
| *4.5.1 | Loan Agreement dated as of November 22, 2000 by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh. 4.5.1, 2001 10-K) |
| *4.5.2 | Revolving Credit Note dated November 22, 2000 (Exh. 4.5.2, 2001 10-K) |
| *4.5.3 | Security Agreement by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh. 4.5.3, 2001 10-K) |
| *4.5.4 | First Amendment to Loan Agreement, Revolving Credit Note and Security Deposit (Exh. 4.5.4, 2001 10-K) |
| 4.6 | Fourth Amendment to Loan Agreement dated July 26, 1994 among First Tennessee Bank National Association, Registrant and P.A.M. Transport, Inc. together with Promissory Note |
| *10.1 | (1) Employment Agreement between the Registrant and Robert W. Weaver, dated July 10, 2006 (Exh. 10.1, 7/28/2006 8-K) |
| *10.2 | (1) Employment Agreement between the Registrant and W. Clif Lawson, dated June 1, 2006 (Exh. 10.2, 7/28/2006 8-K) |
| *10.3 | (1) Employment Agreement between the Registrant and Larry J. Goddard, dated June 1, 2006 (Exh. 10.3, 7/28/2006 8-K) |

| | | |
|---|---|---|
| *10.4 | (1) | 1995 Stock Option Plan, as Amended and Restated (Exh. 4.1, 6/11/99 S-8) |
| *10.4.1 | (1) | Amendment to 1995 Stock Option Plan (Exh. 10.1, 3/07/2005 8-K) |
| *10.4.2 | (1) | 2006 Stock Option Plan (Exh. 10.1, 5/31/2006 8-K) |
| *10.5 | | Interest rate swap agreement, dated March 1, 2001 (Exh. 10.5, 2001 10-K) |
| *10.6 | | Interest rate swap agreement dated June 1, 2001 (Exh. 10.6, 2001 10-K) |
| *10.7 | (1) | Employee Non-Qualified Stock Option Agreement (Exh. 10.1, 9/30/2004 10-Q) |
| *10.8 | (1) | Director Non-Qualified Stock Option Agreement (Exh. 10.2, 9/30/2004 10-Q) |
| *10.8.1 | (1) | Form of Non-Qualified Stock option Agreement for Non-Employee Director stock options that are granted under the 2006 Stock Option Plan (Exh. 10.2, 5/31/2006 8-K) |
| *10.9 | (1) | Executive Incentive Plan (Exh. 10.2, 6/30/2006 10-Q) |
| 10.10 | (1) | Consulting Agreement between the Registrant and Manuel J. Moroun, dated December 6, 2007 |
| 21.1 | | Subsidiaries of the Registrant |
| 23.1 | | Consent of Grant Thornton LLP |
| 31.1 | | Rule 13a-14(a) Certification of Principal Executive Officer |
| 31.2 | | Rule 13a-14(a) Certification of Principal Financial Officer |
| 32.1 | | Section 1350 Certification of Chief Executive Officer |
| 32.2 | | Section 1350 Certification of Chief Financial Officer |

(1) Management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.A.M. TRANSPORTATION SERVICES, INC.

| | |
|---|---|
| Dated: March 13, 2008 | By: /s/ Robert W. Weaver<br>ROBERT W. WEAVER<br>President and Chief Executive Officer<br>(principal executive officer) |
| Dated: March 13, 2008 | By: /s/ Larry J. Goddard<br>LARRY J. GODDARD<br>Vice President-Finance, Chief Financial Officer, Secretary and Treasurer<br>(principal financial and accounting officer) |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| | |
|---|---|
| Dated: March 13, 2008 | By: /s/ Frederick P. Calderone<br>FREDERICK P. CALDERONE, Director |
| Dated: March 13, 2008 | By: /s/ Frank L. Conner<br>FRANK L. CONNER, Director |
| Dated: March 13, 2008 | By: /s/ W. Scott Davis<br>W. SCOTT DAVIS, Director |
| Dated: March 13, 2008 | By: /s/ Christopher L. Ellis<br>CHRISTOPHER L. ELLIS, Director |
| Dated: March 13, 2008 | By: /s/ Manuel J. Moroun<br>MANUEL J. MOROUN, Director |
| Dated: March 13, 2008 | By: /s/ Matthew T. Moroun<br>MATTHEW T. MOROUN, Director and Chairman of the Board |
| Dated: March 13, 2008 | By: /s/ Daniel C. Sullivan<br>DANIEL C. SULLIVAN, Director |
| Dated: March 13, 2008 | By: /s/ Robert W. Weaver<br>ROBERT W. WEAVER,<br>President and Chief Executive Officer, Director |
| Dated: March 13, 2008 | By: /s/ Charles F. Wilkins<br>CHARLES F. WILKINS, Director |

## EXHIBIT INDEX

The following exhibits are filed with or incorporated by reference into this Report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) the Form S-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on July 30, 1986, Registration No. 33-7618, as amended on August 8, 1986, September 3, 1986 and September 10, 1986 ("1986 S-1"); (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 ("6/30/94 10-Q"); (iii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 ("6/30/95 10-Q"); (iv) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 ("9/30/96 10-Q"); (v) the Form S-8 Registration Statement filed on June 11, 1999 ("6/11/99 S-8"); (vi) the Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 10-K"); (vii) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 ("3/31/02 10-Q"); (viii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 ("9/30/2004 10-Q"); (ix) Form 8-K filed on March 7, 2005 ("3/07/2005 8-K"); (x) Form 8-K filed on May 31, 2006 ("5/31/2006 8-K"); (xi) Form 8-K filed on July 28, 2006 ("7/28/2006 8-K"); (xii) the Form 8-K filed on December 11, 2007 ("12/11/2007 8-K"); or (xiii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 ("6/30/06 10-Q").

| Exhibit # | Description of Exhibit |
|---|---|
| *3.1 | Amended and Restated Certificate of Incorporation of the Registrant (Exh. 3.1, 3/31/02 10-Q) |
| *3.2 | Amended and Restated By-Laws of the Registrant (Exh. 3.2, 12/11/07 8-K) |
| *4.1 | Specimen Stock Certificate (Exh. 4.1, 1986 S-1) |
| *4.2 | Loan Agreement dated July 26, 1994 among First Tennessee Bank National Association, Registrant and P.A.M. Transport, Inc. together with Promissory Note (Exh. 4.1, 6/30/94 10-Q) |
| *4.2.1 | Security Agreement dated July 26, 1994 between First Tennessee Bank National Association and P.A.M. Transport, Inc. (Exh. 4.2, 6/30/94 10-Q) |
| *4.3 | First Amendment to Loan Agreement dated June 27, 1995 by and among P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $2,500,000 (Exh. 4.1.1, 6/30/95 10-Q) |
| *4.3.1 | First Amendment to Security Agreement dated June 28, 1995 by and between P.A.M. Transport, Inc. and First Tennessee Bank National Association (Exh. 4.2.2, 6/30/95 10-Q) |
| *4.3.2 | Security Agreement dated June 27, 1995 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 6/30/95 10-Q) |
| *4.3.3 | Guaranty Agreement of P.A.M. Transportation Services, Inc. dated June 27, 1995 in favor of First Tennessee Bank National Association respecting $10,000,000 line of credit (Exh. 4.1.4, 6/30/95 10-Q) |
| *4.4 | Second Amendment to Loan Agreement dated July 3, 1996 by P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $5,000,000 (Exh. 4.1.1, 9/30/96 10-Q) |
| *4.4.1 | Second Amendment to Security Agreement dated July 3, 1996 by and between P.A.M. Transport, Inc. and First Tennessee National Bank Association (Exh. 4.1.2, 9/30/96 10-Q) |
| *4.4.2 | First Amendment to Security Agreement dated July 3, 1996 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 9/30/96 10-Q) |
| *4.4.3 | Security Agreement dated July 3, 1996 by and between Allen Freight Services, Inc. and First Tennessee Bank National Association (Exh. 4.1.4, 9/30/96 10-Q) |

| | | |
|---|---|---|
| *4.5.1 | | Loan Agreement dated as of November 22, 2000 by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh. 4.5.1, 2001 10-K) |
| *4.5.2 | | Revolving Credit Note dated November 22, 2000 (Exh. 4.5.2, 2001 10-K) |
| *4.5.3 | | Security Agreement by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh. 4.5.3, 2001 10-K) |
| *4.5.4 | | First Amendment to Loan Agreement, Revolving Credit Note and Security Deposit (Exh. 4.5.4, 2001 10-K) |
| 4.6 | | Fourth Amendment to Loan Agreement dated July 26, 1994 among First Tennessee Bank National Association, Registrant and P.A.M. Transport, Inc. together with Promissory Note |
| *10.1 | (1) | Employment Agreement between the Registrant and Robert W. Weaver, dated July 10, 2006 (Exh. 10.1, 7/28/2006 8-K) |
| *10.2 | (1) | Employment Agreement between the Registrant and W. Clif Lawson, dated June 1, 2006 (Exh. 10.2, 7/28/2006 8-K) |
| *10.3 | (1) | Employment Agreement between the Registrant and Larry J. Goddard, dated June 1, 2006 (Exh. 10.3, 7/28/2006 8-K) |
| *10.4 | (1) | 1995 Stock Option Plan, as Amended and Restated (Exh. 4.1, 6/11/99 S-8) |
| *10.4.1 | (1) | Amendment to 1995 Stock Option Plan (Exh. 10.1, 3/07/2005 8-K) |
| *10.4.2 | (1) | 2006 Stock Option Plan (Exh. 10.1, 5/31/2006 8-K) |
| *10.5 | | Interest rate swap agreement, dated March 1, 2001 (Exh. 10.5, 2001 10-K) |
| *10.6 | | Interest rate swap agreement dated June 1, 2001 (Exh. 10.6, 2001 10-K) |
| *10.7 | (1) | Employee Non-Qualified Stock Option Agreement (Exh. 10.1, 9/30/2004 10-Q) |
| *10.8 | (1) | Director Non-Qualified Stock Option Agreement (Exh. 10.2, 9/30/2004 10-Q) |
| *10.8.1 | (1) | Form of Non-Qualified Stock option Agreement for Non-Employee Director stock options that are granted under the 2006 Stock Option Plan (Exh. 10.2, 5/31/2006 8-K) |
| *10.9 | (1) | Executive Incentive Plan (Exh. 10.2, 6/30/2006 10-Q) |
| 10.10 | (1) | Consulting Agreement between the Registrant and Manuel J. Moroun, dated December 6, 2007 |
| 21.1 | | Subsidiaries of the Registrant |
| 23.1 | | Consent of Grant Thornton LLP |
| 31.1 | | Rule 13a-14(a) Certification of Principal Executive Officer |
| 31.2 | | Rule 13a-14(a) Certification of Principal Financial Officer |
| 32.1 | | Section 1350 Certification of Chief Executive Officer |
| 32.2 | | Section 1350 Certification of Chief Financial Officer |

(1) Management contract or compensatory plan or arrangement.

**Directors**

Frederick P. Calderone
*Vice President*
*CenTra, Inc.*
*(Transportation holding company)*
*Warren, Michigan*

Frank L. Conner
*Executive Vice President, Finance and Accounting and Chief Financial Officer*
*FedEx Freight East*
*Harrison, Arkansas*

W. Scott Davis
*Private Investor and Business Consultant*
*Little Rock, Arkansas*

Christopher L. Ellis
*Retired (from USF Corporation [Transportation company])*
*Taos, New Mexico*

Manuel J. Moroun
*President and Chief Executive Officer*
*CenTra, Inc.*
*(Transportation holding company)*
*Warren, Michigan*

Matthew T. Moroun
*Vice Chairman of the Board*
*CenTra, Inc.*
*(Transportation holding company);*
*Chairman of the Board of DuraRock Reinsurance, Ltd. (Reinsurance company);*
*Chairman of the Board of Oakland Financial Corporation*
*(Insurance holding company)*
*Warren, Michigan*

Daniel C. Sullivan
*Attorney at Law*
*Sullivan, Hincks & Conway*
*Oak Brook, Illinois*

Robert W. Weaver
*President and Chief Executive Officer*
*P.A.M. Transportation Services, Inc.*

Charles F. Wilkins
*Retired (from Ford Motor Company)*
*Sebastian, Florida*

**Executive Officers**

Robert W. Weaver
*President and Chief Executive Officer*

W. Clif Lawson
*Executive Vice President and Chief Operating Officer*

Larry J. Goddard
*Vice President of Finance,*
*Chief Financial Officer,*
*Secretary and Treasurer*

**10-K Information**

Additional information is included in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Copies of Form 10-K are available at no charge to stockholders upon written request to:

Larry J. Goddard
P.A.M. Transportation Services, Inc.
297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770

**Corporate Headquarters**

297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770
(479) 361-9111

**Annual Meeting of Stockholders**

The Annual Meeting of Stockholders will be held at 9:00 am, local time, Thursday, May 29, 2008, at the Embassy Suites Dallas-DFW International Airport North
2401 Bass Pro Drive
Grapevine, Texas 76051

**Transfer Agent and Registrar**

Computershare
P.O. Box 43078
Providence, R.I. 02940

**Auditors**

Grant Thornton, LLP
2431 East 61st Street
Tulsa, Oklahoma 74136

**General Counsel**

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, Michigan 48226

END

**Common Stock**

The Company's common stock is traded on the Nasdaq Global Market under the trading symbol PTSI.

P.A.M. Transportation Services, Inc.
297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770